



INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: (i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; (ii) 8th Floor Kasumigaseki Bldg., 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and (iii) 900 17th Street NW, Suite 900, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/documents/series/financial-information-statements. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

May 10, 2013

Asian Development Bank



Asian Development Bank

10 May 2013

SEC
Mail Processing
Section
MAY 10 2013
Washington DC
401

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of the annual Information Statement of the Asian Development Bank, dated the date hereof, filed pursuant to Rule 3 of Regulation AD. This Information Statement updates and corrects certain information contained in the Information Statement originally filed with the Securities and Exchange Commission on 26 April 2013 with respect to its 2012 fiscal year.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

Enclosures

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

www.adb.org

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

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TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2012, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan (with 15.6% of total shares), the United States (15.6%), People's Republic of China (6.4%), India (6.3%), and Australia (5.8%). Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 64.4% of ADB's total subscribed capital and 58.4% of total voting power.

Equity: ADB's members have subscribed to $163.1 billion of capital as of December 31, 2012, $8.2 billion of which was for paid-in shares subscribed ($5.3 billion of which was paid as of December 31, 2012) and the remainder of which is callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $11,201.0 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $64,278.6 million were denominated in 16 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus). The aggregate of ADB's gross outstanding borrowings as of December 31, 2012 was equivalent to 52.9% of such ceiling.

Net Income: Net income for 2012 was $142.5 million, as compared to net income of $609.5 million in 2011, representing an annualized return of 0.19% (0.88% in 2011) on its average earning assets. Operating income for 2012 was $464.7 million, as compared to $586.6 million in 2011, representing an annualized return of 0.61% (0.85% in 2011) on its average earning assets.

Loan Portfolio: ADB's ordinary operations loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations totaled $83,313.9 million. Of this total, 92.8% represented sovereign loans, that is, loans to the

public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities), and 7.2% represented nonsovereign loans, that is, loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. The total loans in non-accrual status of $18.4 million as of December 31, 2012 represented 0.03% of the total outstanding ordinary capital resources loans. ADB's lending policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. At December 31, 2012, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio was equivalent to 31.0% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The amounts receivable and payable under borrowings' outstanding currency and interest rate swaps totaled $32,419.0 million and $28,173.3 million, respectively.[1] The notional principal amount of outstanding interest rate swaps totaled $31,707.4 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB requires all swap transactions to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

[1] Refer to Appendix I of the Ordinary Capital Resources Financial Statements.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries that are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2012, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 63.5% of its capital, and 19 nonregional members, comprised of the United States, Canada and 17 European countries, providing 36.5% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2012, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 54.1% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2012 are set forth in *Appendix VIII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees and makes equity investments. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the Asian Development Bank Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 30 other offices including 23 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh,

Cambodia, People's Republic of China, Georgia, India, Indonesia, Kazakhstan (2 missions), Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Turkmenistan, Uzbekistan, and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney, Australia, and Suva, Fiji; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington, D.C., U.S.A. As of December 31, 2012, ADB's staff totaled 3,045 from 61 of its 67 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities – Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its ordinary capital resources financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the "statutory reporting basis".

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the U.S. GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to measure financial instruments at fair value on a selective basis and opts to measure borrowings with associated swaps at fair value in order to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management Reporting

Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of ordinary capital resources operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of swapped borrowings and derivatives. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses that ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of December 31, 2012 is presented in *Table 1*.

Table 1: Condensed Management Reporting Basis Balance Sheets
As of December 31
(in thousands of U.S. dollars)

Item	2012 Statutory Reporting Basis	2012 Adjustments[a]	2012 Management Reporting Basis	2011 Management Reporting Basis
Due from banks	263,441	–	263,441	187,989
Investments	23,778,015	–	23,778,015	21,508,269
Securities transferred under repurchase agreements	347,453	–	347,453	330,044
Securities purchased under resale arrangements	333,884	–	333,884	395,498
Loans outstanding	52,813,634	–	52,813,634	49,729,389
Allowance for loan losses and unamortized net loan origination costs	23,511	–	23,511	29,871
Equity investments	949,261	(85,567)	863,694	893,715
Accrued interest receivable				
Investments	108,216	–	108,216	117,516
Loans	201,569	–	201,569	181,423
Receivable from swaps				
Borrowings	32,418,962	(4,675,921)	27,743,041	26,813,618
Others	9,171,987	(106,482)	9,065,505	6,091,307
Other assets	2,514,929	790,906	3,305,835	2,845,114
TOTAL	**122,924,862**	**(4,077,064)**	**118,847,798**	**109,123,753**
Borrowings	64,297,062	(1,757,956)	62,539,106	57,336,518
Accrued interest on borrowings	482,716		482,716	556,423
Payable for swaps				
Borrowings	28,173,269	(2,860,496)	25,312,773	24,293,752
Others	8,979,653	(207,902)	8,771,751	6,297,136
Payable for swap related collateral	2,155,150	–	2,155,150	1,942,954
Payable under securities repurchase agreements	350,416	–	350,416	330,820
Accounts payable and other liabilities	2,066,592	–	2,066,592	1,626,244
Total Liabilities	**106,504,858**	**(4,826,354)**	**101,678,504**	**92,383,847**
Paid-in capital	5,218,988	790,906	6,009,894	5,236,772
Net notional maintenance of value receivable	(887,846)	–	(887,846)	(595,806)
Ordinary reserve	10,888,453	(2,382)	10,886,071	10,459,108
Special reserve	264,330	–	264,330	245,948
Loan loss reserve	193,800	–	193,800	200,100
Surplus	1,131,756	–	1,131,756	1,131,756
Cumulative revaluation adjustments account	284,182	(284,182)	–	–
Net income[b]	124,117	322,250	446,367	570,853
Accumulated other comprehensive loss	(797,776)	(77,302)	(875,078)	(508,825)
Total Equity	**16,420,004**	**749,290**	**17,169,294**	**16,739,906**
TOTAL	**122,924,862**	**(4,077,064)**	**118,847,798**	**109,123,753**

– = nil, ( ) = negative.
[a] Includes reversal of ASC 815 and 825 effects, ADB's share in unrealized gains or losses from equity investments accounted under the equity method, and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital.
[b] Net income after appropriation of guarantee fees to the Special Reserve.

SELECTED FINANCIAL DATA

Table 2a presents selected financial data on two bases: statutory reporting basis and management reporting basis. The rates of return on equity and investments were generally lower in 2012, compared to returns in recent years, reflecting the market trend (see *Table 2b*). A discussion of revenue and expenses is in the *Overall Financial Results* section.

Table 2a: Selected Financial Data
For the Year Ended December 31
(in millions of U.S. dollars, except percentages)

Item	2012	2011	2010	2009	2008
Statutory Reporting Basis					
Revenue					
From Loans	770.5	649.6	680.5	959.8	1,358.0
From Investments	390.2	365.3	367.5	459.4	677.2
From Guarantees	18.4	15.7	11.3	9.2	6.9
From Equity Investments	38.5	44.0	58.4	24.5	3.7
From Other Sources	20.5	20.5	24.2	18.6	18.7
Total Revenue	**1,238.1**	**1,095.1**	**1,141.9**	**1,471.5**	**2,064.5**
Borrowings and Related Expenses	520.4	367.9	386.0	741.7	1,208.4
Administrative Expenses[a]	351.1	315.9	294.3	193.6	141.0
Provision for (Write Back on) Loan Losses	6.9	(7.4)	(44.7)	115.8	(3.5)
Other Expenses	8.7	5.0	3.5	5.1	14.7
Total Expenses	**887.1**	**681.4**	**639.1**	**1,056.2**	**1,360.6**
Net Realized Gains (Losses)	122.4	190.1	80.3	23.3	(28.1)
Net Unrealized (Losses) Gains	(330.9)	5.7	42.7	(466.2)	450.6
Net Income (Loss)	**142.5**	**609.5**	**625.8**	**(27.5)**	**1,126.3**
Average Earning Assets[b]	76,361.0	69,111.9	62,444.5	54,655.0	50,394.0
Annual Return on Average Earning Assets (%)	0.19	0.88	1.00	(0.05)	2.24
Return on Equity (%)	0.87	3.74	3.97	(0.18)	7.65
Return on Loans (%)	1.56	1.34	1.61	2.67	3.84
Return on Investments (%)	1.69	2.04	2.17	2.93	3.20
Cost of Borrowings (%)	0.91	1.13	2.06	2.91	4.11
Management Reporting Basis					
Operating Income[c]	464.7	586.6	548.0	420.1	699.8
Average Earning Assets[b]	76,386.4	69,098.6	62,555.4	54,828.0	50,443.0
Annual Return on Average Earning Assets[d] (%)	0.61	0.85	0.88	0.77	1.39
Return on Equity (%)	2.72	3.58	3.54	2.84	4.82
Return on Loans (%)	1.51	1.36	1.56	2.55	4.14
Return on Investments (%)	1.58	2.11	2.16	2.87	3.70
Cost of Borrowings (%)	0.84	0.69	0.81	1.83	3.29

( ) = negative.
[a] Net of administrative expenses allocated to the Asian Development Fund and loan origination costs that are deferred.
[b] Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees) and related swaps and equity investments.
[c] Operating income is defined as statutory net income before unrealized gains and/or losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains and/or losses from equity investment accounted under equity method.
[d] Represents operating income over average earning assets.

Table 2b: Selected U.S. Dollar Interest Rates
(In Percentages)

Item	2012	2011	2010	2009	2008
6-Month U.S. Dollar LIBOR	0.51	0.81	0.46	0.43	1.75
3-Year U.S. Dollar Swap Rate	0.50	0.82	1.28	2.06	1.75

LIBOR = London interbank offered rate, U.S. = United States.
Source: Bloomberg Finance L.P.

OVERALL FINANCIAL RESULTS

Net Income

Table 3 presents overall financial results in 2012. Net income for the year was $142.5 million compared with $609.5 million for 2011. The decrease in net income was mainly attributable to a $336.6 million reduction in fair value of some of ADB's derivatives and associated borrowings and a $121.9 million decrease in operating income.

Table 3: Overall Financial Results
For the Year Ended December 31
(in millions of U.S. dollars)

Item	2012	2011	Change
Income from loans	**763.6**	**657.0**	**106.6**
Interest income	766.0	664.3	101.7
(Provision) Write back of loan losses	(6.9)	7.4	(14.3)
Others	4.5	(14.7)	19.2
Income from investments	**407.0**	**449.6**	**(42.6)**
Interest income	390.2	365.3	24.9
Realized gain	16.8	84.3	(67.5)
Income from equity investments	**109.1**	**146.8**	**(37.7)**
Profit on sale	89.7	122.7	(33.0)
Realized gain on proportionate share of income from EI accounted under the equity method	24.9	11.8	13.1
Impairment loss	(9.9)	(2.1)	(7.8)
Dividend income	4.4	14.1	(9.7)
Others	0.0	0.3	(0.3)
Other income—net	**40.3**	**11.5**	**28.8**
Borrowings and related expenses	**504.2**	**362.4**	**141.8**
Interest and other expenses	520.4	367.9	152.5
Realized gain	(16.2)	(5.5)	(10.7)
Administrative expenses—OCR	**351.1**	**315.9**	**35.2**
Operating income	**464.7**	**586.6**	**(121.9)**
Net unrealized (losses) gains	**(330.9)**	**5.7**	**(336.6)**
Net unrealized gains on proportionate share of income from EI accounted under the equity method	**8.7**	**17.2**	**(8.5)**
Net income	**142.5**	**609.5**	**(467.0)**

EI = equity investments, OCR = ordinary capital resources.

Operating Income

Operating income[2] for 2012 was $464.7 million compared with $586.6 million for 2011. The decrease in operating income was because of the following:

- a $141.8 million increase in overall borrowings and related expenses resulting from the increased cost and size of borrowings;
- a $42.6 million decrease in overall investment income mainly because 2011 income included one-time realized gains from liquidating some investment securities;
- a $37.7 million decrease in income from equity investments primarily because of a $33.0 million decrease in profit on the divestment of shares in publicly traded companies; and
- a $35.2 million increase in administrative expenses.

These were partially offset by the following:

- a $106.6 million increase in overall loan income primarily because of a $101.7 million increase in interest income due to the increase in size of the loans outstanding portfolio and increase in return from loans; and
- a $28.8 million increase in other income mainly due to 2011 other income included $19.8 million impairment loss from debt securities held under nonsovereign operations.

Net Unrealized Gains and Losses

During 2012, ADB posted a net unrealized loss of $330.9 million ($5.7 million net unrealized gain in 2011). This primarily consists of fair value adjustments on ADB's swapped borrowings and derivatives used for hedging borrowings, investments, and loan transactions. The change in fair value of borrowings and related swaps resulted in a net unrealized loss of $380.6 million ($30.2 million net unrealized gain in 2011). The fair value adjustments may change due to the movements in yield curves and ADB's credit spread. For 2012, the change included the impact of a decrease in the fair value of swaps resulting from enhancement of the swap valuation methodology.

---

[2] Operating income is defined as statutory net income before unrealized gains (or losses) due to changes in the fair value of borrowings and derivatives, and ADB's proportionate share in unrealized gains (or losses) from equity investments accounted under the equity method.

ADB'S STRATEGIC FRAMEWORK

Long-Term Strategy

ADB adopted in 2008 a long-term strategic framework for the 2008 to 2020 period. Known as Strategy 2020, the framework is based on a thorough examination of the region's challenges, a comprehensive review of ADB's past and ongoing operations, and extensive stakeholder consultations. Strategy 2020 reaffirms both ADB's vision of an Asia and Pacific region free of poverty and ADB's mission to help developing member countries reduce poverty and improve living conditions and quality of life. It also lays out clear directions for planning ADB's operations and its organization and business processes until the year 2020.

To achieve its mission, ADB will focus on three strategic areas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB operations will emphasize five key drivers of change: private sector development and operations, good governance and capacity development, gender equity, knowledge solutions and partnerships.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and

regional integration. ADB positions itself as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and the proceeds of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Policy-based Lending

ADB's policy-based lending is designed to help developing member countries improve growth prospects and achieve economic efficiency through appropriate policy and institutional reforms over the medium- to long-term. Stand-alone policy-based lending provides budget support and is typically packaged in multiple tranches to support structural reforms in a particular sector. Policy-based loans can also finance a series of subprograms, each of which can be designed as a fully front-loaded single-tranche intervention. The ADB's special policy-based lending (SPBL) facility consists of short-term, large, and quick disbursing loans used for emergency balance-of-payment support and focuses on actions to reduce the severity of a payment crisis. ADB's Countercyclical Support Facility (CSF) provides budget support to facilitate developing member countries' fiscal stimulus at a time of economic crisis.

ADB's total annual policy-based lending may not exceed 20% of its total public sector lending on a 3-year moving average basis under normal circumstances. SPBL and the CSF loans do not count towards the ceiling on policy-based lending.

Nonsovereign Operations

ADB's nonsovereign operations are integral to the objectives of Strategy 2020, which include a target of 50% of ADB's operations by 2020 in support of private sector development and private sector operations. ADB focuses on nonsovereign projects with significant development impact as well as on initiatives that stimulate the private sector and lead to accelerated, sustainable, and inclusive growth.

In support of these objectives, ADB assumes greater, but duly assessed, risks and acts as a catalyst for investments that the private sector normally would not make. It helps developing member countries attract direct private sector investments that support inclusive growth and

improve the environment. To do so, ADB's tools include direct financing, credit enhancements, risk mitigation guarantees, and other financial instruments.

In its nonsovereign operations, ADB directly assists developing member countries through projects with development impact that may have limited access to capital. ADB participates in projects through nonsovereign loans (direct loans to private and/or public sector entities, including state-owned enterprises, without sovereign counterguarantees); equity investments; and credit enhancement products (including guarantees and syndications,[3] where ADB arranges a complete financing package for a project and thus encourages local and international commercial banks to participate).

ADB's nonsovereign operations focus on two of the core areas of operations identified in Strategy 2020: infrastructure (with particular emphasis on energy) and finance. Strategic interventions focus on renewable energy and other infrastructure sectors. Newly approved financial assistance in 2012 reached $2.04 billion. Since its first private sector investment in 1983, ADB has approved 288 nonsovereign projects for total assistance amounting to $16.56 billion, including equity investments, direct loans and B-loans, and guarantees. At the end of 2012, nonsovereign projects in 23 developing member countries were under administration.

ADB's participation is meant to catalyze or bring about financing from other sources – both local and foreign – and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Generally, the nonsovereign exposure to any one obligor or project may not exceed:

(i) for loans or credit guarantees that are not guaranteed by eligible counterparties, the lesser of $250 million and an amount equal to:

a) 25% of the total project cost, in the case of a limited recourse project financing;

b) 25% of the total assets, including the amount to be financed, in the case of a corporate loan; or

[3] Syndications include B-loans, unfunded risk participations, guarantor-of-record structures, and risk distributions. A B-loan is a loan made by ADB but funded by eligible third-party commercial financiers where ADB itself is also lending to the transaction. An unfunded risk participation enables ADB to transfer risk and to share any associated recovery rights with respect to a loan provided by ADB with one or more syndicate members. Guarantor-of-record structures allow ADB to issue a guarantee for the entire amount of the coverage requested but retains only a portion of the exposure for its own account while the remaining exposure is underwritten by insurance providers. Risk distributions enable ADB to transfer risk and to share any associated recovery rights with respect to a guarantee provided by ADB with one or more syndicate members. Syndications complement a direct loan funded by ADB.

c) 50% of tangible net worth, in the case of a loan to a bank;

(ii) for loans or credit guarantees that are comprehensively guaranteed by eligible counterparties, the lesser of $400 million and an amount equal to 70% of the total project cost, in the case of a limited recourse project financing or, the total assets of the borrower, in the case of a corporate loan;

(iii) for political risk guarantees, the lesser of $400 million and an amount equal to 40% of the total project cost, in the case of a limited recourse project financing, or the total assets of the borrower, in the case of another type of financing; and

(iv) for equity investments, the lesser of $75 million and an amount equal to:

a) 25% of the net worth of the investee (inclusive of ADB's investment), when investing in a project, financial institution or corporate entity; or

b) 25% of committed amounts, when investing in a private equity fund.

When ADB provides more than one form of financing to an obligor or project, nonsovereign operations exposure to the obligor or project shall not exceed $400 million, provided however that:

(i) the aggregate amount of loans, credit guarantees and equity investments may not exceed $250 million and further, that the amount invested as equity may not exceed $75 million; and

(ii) the aggregate amount of loans, credit guarantees and equity investments further may not exceed:

a) 25% of total project costs, when investing in a project;

b) 25% of total assets, when investing in a corporation; or

c) 35% of tangible net worth, when investing in a bank.

Technical Assistance

ADB provides technical assistance in (i) identifying, formulating, and implementing development projects; (ii) formulating and coordinating development strategies, plans, and programs; (iii) improving institutional capabilities; and (iv) undertaking sector-, policy-, and issues-oriented studies in its developing member countries, subregions, and the region. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. ADB also provides technical assistance for private sector development.

In 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations. In 2003, ADB reverted to the practice

of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources.

Ordinary Operations

ADB's lending limitation policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. As of December 31, 2012, the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantees was $54,119.2 million ($50,934.5 million in 2011), compared with a maximum lending ceiling on such date of $174,838.7 million ($174,266.4 million in 2011).

Loans

From its establishment through December 31, 2012, ADB had approved loans, net of terminations and reductions, aggregating $146,446.2 million in its ordinary operations. At December 31, 2012, the total amount of ADB's loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations was $83,313.9 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 82.8% of the aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (23.6%), India (23.0%), Indonesia (13.0%), Pakistan (8.8%), Philippines (7.4%), and Viet Nam (7.0%).

In 2012, 73 ordinary operations loans totaling $9,401.7 million were approved, as compared with 75 ordinary operations loans totaling $10,650.6 million in 2011. Of the 2012 approved loans, $8,294.9 million were sovereign loans and $1,106.8 million were nonsovereign loans, as compared with $9,050.6 million and $1,600.0 million, respectively, in 2011. Of the total approved ordinary operations loans in 2012, 43.6% were to the People's Republic of China and India.

During 2012, loan disbursements totaled $6,764.3 million, which represented an increase of 6.7% from the $6,336.7 million disbursed in 2011. Regular principal repayments in 2012 were $3,196.9 million ($2,674.8 million in 2011), while prepayments amounted to $61.3 million ($104.7 million in 2011). In 2012, three loans were fully prepaid for $17.8 million and seven loans were partially prepaid for $43.5 million. As of December 31, 2012, loans outstanding after allowance for loan losses and net unamortized loan origination costs totaled $52,837.1 million ($49,759.3 million in 2011) of which $49,937.1 million were sovereign loans and $2,900.0 million were nonsovereign loans.

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2012 is set forth in *Appendix VI* of the *Financial Statements.* A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2012 is shown in *Table 4*.

Table 4: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2012

Sector	Total Approved Loans		Total Outstanding Effective Loans[a]	
	$ million	%	$ million	%
Transport and ICT	40,598.5	27.7	24,356.3	32.6
Energy	34,943.5	23.9	15,850.3	21.2
Finance[b]	18,243.9	12.5	5,108.8[b]	6.8
Public Sector Management	13,619.5	9.3	10,581.0	14.2
Water Supply and Other Municipal Infrastructure and Services	11,693.7	8.0	6,081.3	8.2
Agriculture and Natural Resources	10,338.9	7.1	3,706.6	5.0
Multi-Sector	8,724.8	6.0	6,556.2	8.8
Industry and Trade	3,197.6	2.2	599.7	0.8
Education	3,036.7	2.1	1,104.8	1.5
Health and Social Protection	2,049.2	1.4	661.1	0.9
Total	146,446.2	100.0	74,606.1	100.0

[a] Includes outstanding loans and undisbursed effective loans.
[b] Includes a $45 million loan for the Trade Finance Program approved in 2003.
Note: Figures may not add up due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs they finance. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2012 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $337,604.6 million, of which approximately 43.4% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2012, $1,744.5 million from official sources was mobilized in loan cofinancings for 20 loan projects, $267.0 million of which is administered by ADB and $1,477.5 million of which is administered under collaborative arrangements.

ADB offers a multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a specific program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2012, six MFFs totaling $2.6 billion (12 MFFs totaling $4.8 billion in 2011) were approved under ordinary capital resources. Periodic financing requests under MFFs amounting to $3.3 billion were approved in 2012 ($3.7 billion in 2011).

ADB provides lending without a sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. Two loans to state-owned enterprises without sovereign guarantees totaling $44 million were approved in 2012 ($600.0 million in 2011).

ADB established a CSF in 2009 in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% above ADB's average funding cost, and have a maturity of 5 years, including a 3-year grace period. As of December 31, 2012, five sovereign loans totaling $2.4 billion were outstanding.

Sovereign and Nonsovereign Loans

The majority of ADB's ordinary operations loans (92.8%) have been made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and the portfolio position of sovereign and nonsovereign loans is shown in *Table 5*.

Table 5: Lending Status at December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2012	**2011**	**2012**	**2011**
Cumulative Approvals[a]	137,715	129,420	8,686	7,579
Cumulative Effective Loans[b]	114,254	106,029	6,987	5,129
Cumulative Repayments[c]	44,973	42,260	2,113	1,844
Outstanding	49,846	46,972	2,968	2,757
Undisbursed[d]	27,509	25,789	2,991	2,561
Total Loans	77,355	72,761	5,959	5,318

a Net of loan terminations and reductions.

b Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied net of cancellations. Includes revolved amount under the Trade Finance Program facility.

c At historical U.S. dollar equivalents.

d Includes not yet effective loans.

Note: Figures may not add up due to rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2012, no loan loss provisions were made against outstanding sovereign loans (nil in 2011). There was no accumulated loan loss provision for sovereign loans as of December 31, 2012 (nil in 2011).

A total of $7.5 million in loss provisions was made for nonsovereign loans ($7.5 million in 2011 net write back) consisting of $11.8 million provision ($5.7 million in 2011), $4.9 million write back ($13.1 million in 2011), and $614 thousand translation adjustment (negative $80 thousand in 2011). (see *Appendix IX* of the *Financial Statements, Notes E* and *M*).

ADB has established a loan loss reserve for its sovereign loans and guarantee portfolios and its nonsovereign credit exposures, which is presented under "Capital and Reserves" in the balance sheet. As of December 31, 2012, the loan loss reserve amounted to $193.8 million, as compared to $200.1 million as of December 31, 2011 (see *Appendix IX* of the *Financial Statements, Note L*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the local currency loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window in 2001, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window responds to borrower demand for new ADB financial loan products to suit project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers have the following repayment options: annuity type, straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2012 and December 31, 2011 is presented in *Table 6*.

Table 6: Loan Portfolio by Loan Products
As of December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2012	2011	2012	2011
LIBOR-based Loans				
Outstanding	41,283	36,828	2,237[a]	1,965[a]
Undisbursed	27,009	25,789	2,159[a]	2,007[a]
Market-based Loans				
Outstanding	340	375	28	49
Undisbursed	-	-	-	-
Pool-based Single Currency (JPY) Loans				
Outstanding	1,301	1,971	-	-
Undisbursed	-	-	-	-
Pool-based Single Currency (U.S.$) Loans				
Outstanding	4,394	5,138	-	-
Undisbursed	-	-	-	-
Countercyclical Support Facility (CSF)				
Outstanding	2,375	2,500	-	-
Undisbursed	500	-	-	-
Local Currency Loans				
Outstanding	148	150	698[a]	733
Undisbursed	-	-	832[a]	553
Others				
Outstanding	6	12	5	10
Undisbursed	-	-	-	1
Total				
Outstanding	49,846	46,972	2,968	2,757
Undisbursed[b]	27,509	25,789	2,992	2,561

- = Nil.

[a] Includes lending without sovereign guarantee to non-private entities such as state-owned enterprises, government agencies, municipalities, and local government units

[b] Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.

Note: Figures may not add up due to rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, yen or U.S. dollars and may also offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The lending rate is the cost base rate plus a contractual spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months.

For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. In December 2012, the Board of Directors approved, for borrowers of such loans that do not have arrears with ADB, the continuation of the waiver of 20 basis points off the lending spread for all interest periods commencing from January 1, 2013 up to and including December 31, 2013.

An effective contractual spread of 0.20% applies for all sovereign loans negotiated from October 1, 2007 up to and including June 30, 2010.

In 2010, the Board of Directors approved an effective contractual spread of 0.30% for all sovereign loans negotiated from July 1, 2010 up to and including June 30, 2011, and an effective contractual spread of 0.40% for all sovereign loans negotiated on or after July 1, 2011. No waiver mechanism applies for such loans.

The Board approved in 2011 the introduction of the following maturity premiums for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and all local currency loans with sovereign guarantees for which, in each case, formal loan negotiations are completed on or after April 1, 2012: (i) 0.10% per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and (ii) 0.20% per annum on loans with an average loan maturity of greater than 16 years and up to 19 years. ADB also introduced a limit on the average loan maturity for new sovereign and sovereign-guaranteed loans of 19 years. The average loan maturity is derived on the basis of the weighted average time to repay the loan.

The lending spread for nonsovereign loans reflects, among other considerations, the credit risk of the specific project and borrower and is determined on a case-by-case basis by the Investment Committee.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, commencing 60 days after the date of the loan agreement.

For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter.

For project loans negotiated after January 1, 2007 and before October 1, 2007, a single-rate commitment fee of 0.35% per annum applies. For policy-based loans negotiated during the same period, the commitment fee is 0.75% per annum.

In December 2012, the Board of Directors approved for borrowers of sovereign loans that do not have arrears with ADB a waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and before October 1, 2007 and (ii) 0.50% per annum of the commitment fee for all policy-based loans negotiated before October 1, 2007. The waiver of the commitment fee will be applicable with respect to all interest periods commencing from January 1, 2013 up to and including December 31, 2013.

A commitment fee of 0.15% per annum is levied for both project and policy-based loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

ADB also charges a market-based front-end fee on nonsovereign loans to cover the administrative costs incurred in loan origination. Front-end fees are typically in the range of 1.0% to 1.5% depending on the transaction. ADB has not charged front-end fees for sovereign loans since 2004.

Rebates and surcharges are standard features of sovereign LBLs. To maintain the principle of cost pass-through pricing policy, ADB may recover from or return to its sovereign borrowers the difference between its actual funding costs and LIBOR through a surcharge or rebate. ADB's funding cost margins are reset on January 1 and July 1 every year and are based on the actual average funding cost margin above or below LIBOR in the applicable currency for the preceding 6 months. The rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $76.6 million to its LBL sovereign borrowers in 2012 ($81.5 million in 2011) based on the rebate rates and collected a surcharge of $4.5 million on CSF loans in 2012 ($4.5 million in 2011).

Table 7: Funding Cost Margin
(% per annum)

	(Rebate) or Surcharge		
	LIBOR-based Loans		CSF
	U.S. dollar	yen	U.S. dollar
January 1, 2012	(0.19)	(0.28)	0.18
July 1, 2012	(0.19)	(0.29)	0.18

( ) = Negative.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of the funding transaction it undertakes to finance the specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark. All LCLs initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate is based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles to those applied to ADB's LBL product. The effective contractual spread of 0.30% approved by the Board of Directors in 2010 for sovereign LBLs negotiated from July 1, 2010 up to and including June 30, 2011 also applies to LCLs negotiated from July 1, 2010 up to and including June 30, 2011 that are guaranteed by

sovereigns, and the effective contractual spread of 0.40% for all sovereign LBLs negotiated on or after July 1, 2011 also applies to LCLs negotiated on or after July 1, 2011 that are guaranteed by sovereigns. For non-guaranteed LCLs, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk for each specific loan, among other factors, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will accrue at 0.15% per annum. For non-guaranteed loans, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance of a LCL during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed LCLs that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB's pool-based variable lending rates for the years 2012 and 2011 are shown in *Table 8*.

Table 8: Pool-based Lending Rates[a]
(% per annum)

	2012	2011	PSCLs
January 1	1.70	1.53	yen
	4.40	4.11	U.S. dollar
July 1	1.66	1.53	yen
	4.73	4.19	U.S. dollar

[a] Lending rates are set on January 1 and July 1 every year, and are valid for 6 months and are represented net of 20 basis points lending spread waiver.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of 6-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

ADB offers debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformation of a local currency liability into a foreign currency liability is not offered.

Equity Investments

ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital actually paid up together with reserves and surplus, excluding special reserves. At the end of 2012, the total equity investment portfolio for ordinary capital resources for both outstanding and undisbursed approved facilities totaled $1,348.1 million ($1,240.1 million at December 31, 2011). This represented about 84% of the ceiling defined by the Charter.

In 2012, ADB approved three equity investments totaling $131.0 million (six equity investments totaling $239.0 million in 2011). In the same period, ADB disbursed a total of $112.4 million in equity investments, a 46.5% increase from the $76.7 million disbursed in 2011, and received a total of $232.5 million from capital distributions and divestments, whether in full or in part, in 34 projects. The divestments were carried out in a manner consistent with good

business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see *Appendix IX* of the *Financial Statements, Note G.*

Guarantees

To catalyze capital flows into and within its developing member countries for eligible projects, ADB extends guarantees for eligible projects which enable financing partners to transfer certain risks that they cannot easily absorb or manage on their own to ADB. ADB's guarantees support infrastructure projects, financial institutions, capital market investors and trade financiers, and cover a wide variety of debt instruments. Guarantees may provide either comprehensive (financial risk) or limited coverage, including political risk.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantee tenors are based on the requirements of the underlying project and are callable when a guaranteed event has occurred. Guarantee fees vary depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB's sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees can cover many forms of debt instruments, including but not limited to (i) senior, subordinated, mezzanine and convertible debt; (ii) project or limited recourse financing; (iii) tier 2 capital raised by banks; (iv) shareholder loans; (v) capital market debt instruments; (vi) performance, bid, advance payment and other payment bonds; (vii) letters of credit, promissory notes, bills of exchange or other forms of trade finance instruments; and (viii) other forms of scheduled or contingent liability that constitute debt. Equity instruments are ineligible for guarantee coverage.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 460, *Guarantees,* ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix IX* of the *Financial Statements, Note F.*

ADB offers two primary guarantee products – a political risk guarantee and a credit guarantee – both designed to mitigate the risk exposure of financing partners.

Political risk guarantee: ADB's political risk guarantee is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political

risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, breach of contract, and other events arising from political causes. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Credit guarantee: The credit guarantee (CG) of ADB is designed to cover all events of nonpayment of the guaranteed obligation. It can cover up to 100% of the principal and/or interest owed under a debt instrument. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2012, ADB approved two new guarantees amounting to $403 million (four guarantees amounting to $416.6 million in 2011).

ADB's exposure on guarantees as of December 31, 2012 and December 31, 2011 is shown in *Table 9.*

Table 9: Outstanding Guarantee Exposure
As of December 31
(in millions of U.S. dollars)

	2012 Outstanding Amount	2011 Outstanding Amount
Credit Guarantees	1,735	1,889
Political Risk Guarantees	170	106
Others	-	-
Total	1,905	1,995

Trade Finance Program: ADB's Trade Finance Program, consists of three products: (i) a credit guarantee facility, under which ADB issues guarantees to participating international and regional banks to guarantee payment obligations issued by an approved developing member country and/or local banks in selected developing member countries; (ii) a revolving credit facility, under which ADB provides trade-related loans to developing member countries' banks in support of developing member countries companies' export and import activities; and (iii) a risk participation agreement, under which ADB shares risk with international banks to support and expand trade in challenging and frontier markets. The credit guarantee and risk participation agreement are unfunded products, while the revolving credit facility is funded.

In 2012, 49 issuing banks in 14 countries availed themselves of ADB's standby letters of credit (credit guarantee facility) in the total amount of $1,936.2 million ($1,093.6 million in 2011), four major banks availed themselves of the risk participation agreement in the total amount of $291.0 million ($501.0 million in 2011), and two issuing banks availed themselves of the revolving credit facility in the total amount of $21.0 million ($35.5 million in 2011). ADB also transferred a portion of its risk in credit guarantee facility amounting to $673.6 million ($487.6 million in 2011) to three financial institutions.

As of December 31, 2012, outstanding Trade Finance Program loans amounted to $5.0 million ($8.8 million as of December 31, 2011) and guarantees amounted to $554.4 million ($579.2 million in 2011).

Supply Chain Finance Program: In 2012, ADB approved the Supply Chain Finance Program totaling $200.0 million to provide guarantees and loans (both without government guarantee) through partner financial institutions to support payments to suppliers and distributors of goods in ADB's developing member countries. There was no outstanding amount as of December 31, 2012.

Syndications

Syndications enable ADB to mobilize cofinancing by transferring some or all of the risks associated with its loans and guarantees to other financing partners.[4] Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio or any other basis consistent with industry practices. In 2012, $200.0 million of B-loans[5] was provided for two projects ($200 million for two projects in 2011).

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

The Board of Governors in 2009 adopted Resolution No. 336 which provides for a fifth general capital increase (GCI V) in ADB's authorized capital stock and subscriptions of an additional 7,092,622 shares by ADB's members. As of December 31, 2012, ADB had received subscriptions from 66 of 67 members totaling $108.6 billion, representing about 99.6% of the shares authorized under GCI V. Following the remaining member's advice that it will no longer subscribe to the allocated shares, the Board of Directors approved the conclusion of the GCI V subscription in January 2012.

The total authorized capital of ADB was 10,638,933 shares valued at $163.5 billion as of December 31, 2012. Subscribed capital as of December 31, 2012 was 10,614,017 shares valued at $163.1 billion. Of the subscribed capital, $8.2 billion was for paid-in shares ($5.3 billion of which was paid as of December 31, 2012) and $154.9 billion was callable.

---

[4] Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.

[5] A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB. The B-loans approved in 2012 include $100 million of local currency complementary loans.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix IX* of the *Financial Statements, Note K*).

Equity

Total shareholders' equity decreased from $16,533.5 million as of December 31, 2011 to $16,420.0 million as of December 31, 2012. This was because of (i) the net increase in other comprehensive losses of $376.5 million; (ii) the net effect of the unfavorable change in the value of the special drawing right (SDR) on capital and reserves of $116.6 million; and (iii) allocations to Special Funds totaling $160 million ($120 million to the Asian Development Fund, and $40 million to the Technical Assistance Special Fund. The decreases were offset mainly by (i) the $390.3 million increase in paid-in capital from the installment payments, net of $211.9 million demand obligations received during the year; (ii) the net income for the year of $142.5 million, before appropriation to special reserve of $18.4 million of guarantee fees; and (iii) the return of resources from the Asian Tsunami Fund of $6.8 million.

Paid-in Capital

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. (see *Appendix IX* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2012, a total of $73.2 million (1.2% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other

member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2012, 23 ADB members holding 64.4% of the total subscribed capital of ADB and 58.4% of the total voting power were also members of the OECD. Presented in *Table 10* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 166.3% of ADB's outstanding borrowings after swaps at December 31, 2012.

Table 10: Capital Subscription of OECD Members
As of December 31, 2012
(in millions of U.S. dollars)

	Subscribed Capital	Callable Capital
Japan	25,461	24,188
United States	25,454	24,181
Australia	9,440	8,968
Canada	8,534	8,107
Republic of Korea	8,218	7,808
Germany	7,058	6,705
France	3,797	3,607
United Kingdom	3,332	3,165
Italy	2,949	2,801
New Zealand	2,505	2,380
Netherlands	1,673	1,590
Switzerland	952	904
Austria	555	527
Belgium	555	527
Denmark	555	527
Finland	555	527
Ireland	555	527
Luxembourg	555	527
Norway	555	527
Spain	555	527
Sweden	555	527
Turkey	555	527
Portugal	185	172
Total	105,110	99,850

Note: Figures may not add up due to rounding.

The capital subscription of all ADB members is shown in *Appendix VIII* of the *Financial Statements.*

ADB's capital stock and reserves as of December 31, 2012 are shown in *Table 11.* Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix IX* of the *Financial Statements, Notes B* and *K.*

Table 11: Ordinary Capital Stock and Reserves
(in millions of U.S. dollars)

	December 31, 2012
Subscribed	163,129
Less: Callable capital subscribed	154,951
Paid-in capital subscribed	8,178
Less: Other adjustments [a]	2,169
	6,010
Less: nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital and net notional amounts required to maintain value of currency holdings; plus Reserves, Surplus, Accumulated Net Income and Other Comprehensive Loss [b]	10,410
Total Paid In Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Loss	16,420

[a] Comprises $86 million of capital transferred to the Asian Development Fund and discount and $2,082 million of paid-in capital subscription installments not yet due (see *Appendix IX* of the *Financial Statements, Note K*).
[b] For a description of reserves, see *Appendix IX* of the *Financial Statements, Note L.*
Note: Figures may not add up due to rounding.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of December 31, 2012 was $113,511.2 million ($112,680.8 million in 2011). The aggregate of ADB's gross outstanding borrowings of $60,098.8 million as of December 31, 2012 ($54,799.9 million as of December 31, 2011) was equivalent to 52.9% (48.6% in 2011) of such ceiling.

Funding Operations

ADB raises funds for its ordinary operations through the issue and sale of debt obligations in the international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $8 billion Euro-commercial paper (ECP) program to afford greater flexibility in the timing of its long-term borrowings. A summary of ADB's outstanding borrowings as of December 31, 2012 is set forth in *Appendix VII* of the *Financial Statements.*

ADB's primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2012, ADB continued its strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

In 2012, ADB completed 77 borrowing transactions, raising about $13.2 billion in long- and medium-term funds ($14.0 billion in 2011). The new borrowings were raised in eight currencies: Australian dollar, Brazilian real, New Zealand dollar, Norwegian krone, pound sterling, South African rand, Turkish lira, and U.S. dollar. Of the 2012 borrowings, $9.0 billion was raised through 17 public offerings, including three global benchmark bond issues denominated in U.S. dollars totaling $5.25 billion. The remaining $4.2 billion was raised through 60 private placements. The average maturity of these borrowings was 4.6 years (4.6 years in 2011). All of the 2012 borrowings were swapped into U.S. dollar floating-rate liabilities.

ADB also raised $5.7 billion in short-term funds under its ECP program, an increase over the $621 million issued in 2011. This increase reflects a strategic approach taken by ADB to accommodate demand from investors for ADB's short-term issuance and at the same time broaden its presence in the ECP market. Of the ECP issued in 2012, $1.8 billion remained outstanding as of December 31, 2012. *Table 12* shows details of 2012 borrowings as compared with borrowings in 2011.

In 2012, ADB tapped the Australian dollar market with A$2.4 billion bond issues (about $2.5 billion equivalent) which included ADB's first Australian dollar floating rate note under its Australian Dollar domestic medium term note program. ADB also continued to issue thematic bonds of about $263 million in water bonds and $343 million in clean energy bonds, bringing the cumulative thematic bonds issuance to date to about $1.5 billion equivalent. In addition, ADB completed buyback transactions with a total notional amount of about $129.7 million in 2012.

ADB continues to pursue its objective of contributing to the development of local bond markets and to provide appropriate local currency financing for its borrowers. In 2012, ADB approved one guarantee denominated in Indian rupees.

Table 12: Borrowings
(in millions of U.S. dollars, unless otherwise specified)

	2012	2011
Medium- and Long-Term Borrowings		
Total Principal Amount	13,217	14,009
Average Maturity to First Call (years)	4.6	4.6
Average Final Maturity (years)	7.1	6.8
Number of Transactions		
Public Offerings	17	16
Private Placements	60	52
Number of Currencies (before swaps)		
Public Offerings	6	6
Private Placements	6	7
Short-Term Borrowings [a]		
Total Principal Amount [b]	5,684	621
Number of Transactions	36	8
Number of Currencies	4	2

[a] All euro-commercial papers.
[b] At year-end, the outstanding principal amount was $1,849 million in 2012 and $438 million in 2011.

Use of Derivatives

ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for its operations in a cost-efficient way, while maintaining its borrowing presence in major capital markets. *Figures 1* and *2* show the effects of swaps on the currency composition and interest rate structure of ADB's outstanding borrowings as of December 31, 2012. Interest rate swaps are also used for asset and liability management purposes to match liabilities with the interest rate characteristics of loans.

Figure 1: Effect of Swaps on Currency Composition of Borrowings
As of December 31, 2012



Currency Composition of Outstanding Borrowings
(Before Swaps)
Other Currencies[a]
19.9%
Yen
5.1%
Australian dollar
16.8%
U.S. dollar
58.2%
Currency Composition of Outstanding Borrowings
(After Swaps)
Yen
5.0%
Other Currencies[b]
1.5%
U.S. dollar
93.5%

[a] Other currencies include Brazilian real, Canadian dollar, yuan, Indian rupee, ringgit, Mexican peso, New Zealand dollar, Norwegian krone, pound sterling, South African rand, Swiss franc, baht, and Turkish lira

[b] Other currencies include yuan, Indian rupee, and Swiss franc.

Figure 2: Effect of Swaps on Interest Rate Structures of Borrowings
As of December 31, 2012



Interest Rate Structure of Outstanding Borrowings
(Before Swaps)
Variable
5.2%
Fixed
94.8%
Interest Rate Structure of Outstanding Borrowings
(After Swaps)
Fixed
9.7%
Variable
90.3%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB's earning base. ADB's Investment Authority governs ADB's investments in liquid assets. The primary objective is to maintain the security and liquidity of funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. ADB does not switch currencies to maximize returns on investments, and investments are generally made in the same currencies in which they are received. At the end of 2012, ADB held liquid investments in 24 currencies.

Liquid investments are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—core liquidity, operational cash, cash cushion, discretionary liquidity, and ad hoc—all of which have different risk profiles and performance benchmarks. The year-end balance and the annualized financial return of the portfolios in 2012 and 2011 are presented in *Table 13*.

Table 13: Year-End Balances and Returns on Liquidity Portfolios

	Year - End Balance[a] *(in millions of U.S. dollars)*		Annualized Financial Return *(%)*	
	2012	2011	2012	2011
Core liquidity portfolio	15,012	14,400	2.08	3.44
Operational cash portfolio	212	196	0.13	0.09
Cash cushion portfolio	1,412	2,136	0.56	0.57
Discretionary liquidity portfolio	7,091	4,408	0.37[b]	0.44[b]
Others	603	562	0.82	3.57
Total	24,331	21,701		

[a] Including receivables for securities repurchased under resale arrangements, securities transferred under securities lending arrangements and unsettled trades. The composition of the liquidity portfolio may shift from 1 year to another as part of ongoing liquidity management.

[b] Spread over funding cost.

Note: Figures may not add up due to rounding.

The core liquidity portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded by equity, and the average duration of the major currencies in the portfolio was about 1.9 years as of December 31, 2012.

The operational cash portfolio is designed to meet net cash requirements over a 1-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending the disbursement of these funds. It is invested in short-term instruments and aims to maximize the spread earned between the borrowing costs and investment income.

The discretionary liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium term, and to opportunistically permit borrowing ahead of cash-flow needs and bolster ADB's access to short-term funding through continuous presence in the market.

FINANCIAL RISK MANAGEMENT

In its operations, ADB faces various kinds of risks, including financial, operational, and other organizational risks. ADB has a risk management framework that is built on the three core components of governance, policies, and processes. Governance starts with the Board of Directors, which reviews and approves risk policies that define ADB's risk appetite. ADB also maintains an independent risk management office and has various management-level committees with responsibility to oversee bank-wide risk issues and endorse related decisions for approval. ADB's risk management framework also includes the Risk Committee, which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President.

ADB monitors the credit profile of existing transactions in the nonsovereign portfolio, conducts risk assessments of new nonsovereign transactions, and assumes responsibility for resolving distressed transactions when necessary. It also monitors market and credit risks in treasury operations, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. In addition, ADB has developed an operational risk management framework for the institution. For the aggregate portfolio, ADB monitors limits and concentrations, sets aside loan loss reserves and provides loan loss provisions including collective provision requirements, and assesses its capital adequacy.

In carrying out its mission, ADB is exposed to various risks: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk. This section will discuss each of these risks as well as ADB's capital adequacy—ADB's ultimate protection against unexpected losses—and its asset and liability management.

Credit Risk

Credit risk is the loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual transaction.

ADB assigns a risk rating to each loan, guarantee, and treasury counterparty on an internal scale from 1 to 14 (*Table 14*). For sovereign and treasury counterparties, the external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not better than that of the sovereign.

Table 14: ADB Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB– / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans and guarantees, while the nonsovereign portfolio includes nonsovereign loans and guarantees, publicly traded equity, and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. *Table 15* details the credit risk exposure and weighted average risk rating for each asset class. These figures are net of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved from 4.1 (BBB) in 2011 to 3.9 (BBB) in 2012.

Table 15: Exposure to Credit Risk
As of December 31
(in millions of U.S. dollars, unless otherwise specified)

	2012		2011	
Item	Exposure ($ million)	Rating (1–14)	Exposure ($ million)	Rating (1–14)
Sovereign operations	50,801.7		47,930.5	
a. Loan and guarantee	50,751.7	5.2 / BBB–	47,930.5	5.4 / BBB–
b. Equity[a]	50.0	n/a	–	n/a
Nonsovereign operations	4,843.5		4,622.7	
a. Loan and guarantee	3,737.1	6.3 / BB+	3,466.1	6.3 / BB+
b. Publicly traded equity	271.2	n/a	297.7	n/a
c. Private equity	835.2	n/a	858.9	n/a
Treasury	25,357.3	1.0 / AA	22,981.0	1.0 / AA
a. Fixed income	18,807.4	1.0 / AA	16,605.7	1.0 / AA+
b. Cash instruments	5,903.8	1.1 / AA–	5,771.3	1.1 / AA–
c. Derivatives	646.0	1.6 / A+	604.0	1.4 / A+
Aggregate Exposure	**81,002.5**	**3.9/BBB**	**75,534.2**	**4.1/BBB**

– = nil, n/a = not applicable.
[a] Shareholders of entity include sovereign members and Asian Development Bank.
Note: Figures may not add up due to rounding.

Credit Risk in the Sovereign Portfolio

Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through loan loss reserves and the maintenance of conservative equity levels. ADB's ordinary capital resources have not experienced any loss of principal from sovereign operations. When countries have delayed payments, they have generally returned their loans to accrual status and ADB has never had to write off a sovereign loan funded from ordinary capital resources.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB also appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations. The 2012 results are discussed below.

Sovereign loan and guarantee exposure: The weighted average risk rating of the sovereign loan and guarantee portfolio improved from 5.4 (BBB–) in 2011 to 5.2 (BBB–) in 2012 because of improving sovereign credit conditions in many of ADB's developing member countries and more disbursements to higher rated countries which offset the declining credit quality in some countries (*Figure 3*). Refer to *Appendix IX* of the *Financial Statements, Note E* for additional information.

Figure 3: Sovereign Loan and Guarantee Exposure by Credit Quality
As of December 31, 2012 and 2011
(%)


2012
High credit risk 9.9
Medium credit risk 22.4
Low credit risk 67.7
2011
High credit risk 0.1
Low credit risk 48.0
Medium credit risk 51.9

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.

Sovereign concentrations: ADB has assumed some concentration risk to fulfill its development mandate. The three largest borrowers—the People's Republic of China, India, and Indonesia—represented 63.8% of the portfolio (*Table 16*).

Table 16: Sovereign Country Exposure
As of December 31

	2012		2011	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	12,620.2	24.8	11,693.4	24.4
India	10,732.2	21.1	9,844.3	20.5
Indonesia	9,062.8	17.8	9,503.5	19.8
Philippines	5,894.2	11.6	5,569.0	11.6
Pakistan	4,995.0	9.8	5,296.6	11.1
Others	7,497.3	14.8	6,023.7	12.6

Note: Percentages may not sum precisely to 100% due to rounding.

Expected loss: In 2012 ADB experienced a decline in the credit quality of some countries in the sovereign portfolio. While the weighted average risk rating improved because these declines were offset by improvements in other countries, the net effect on expected loss was an increase from $158.2 million in 2011 to $217.8 million in 2012 (*Table 17*) because the declines took place in lower rated countries.

Table 17: Sovereign Portfolio Expected Loss
As of December 31

	2012		2011	
Item	**$ million**	**% of SO portfolio**	**$ million**	**% of SO portfolio**
Provision for Loan Losses	–	–	–	–
Loan Loss Reserve Requirement[a]	217.8	0.4	158.2	0.3
Expected Loss	**217.8**	**0.4**	**158.2**	**0.3**

– = nil, SO = sovereign operations.

[a] The loan loss reserve requirement is subject to the Board of Governors' approval during the Annual Meeting in May 2013.

Credit and Equity Risks in the Nonsovereign Portfolio

Nonsovereign credit risk is the risk that a borrower will default on its loan or guarantee obligations for which ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is considered more significant because of the uncertain economic environment in some of ADB's markets. In addition, ADB's exposure is concentrated in the energy and finance sectors. ADB employs various policy-based measures to manage these risks.

ADB's Investment Committee and Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. The Risk Committee also

endorses policy changes in managing the portfolio's risks and approves provisions for impaired transactions.

ADB manages its nonsovereign credit risk by assessing all new transactions at both the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those transactions that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks and either confirms or adjusts the risk rating, and updates the valuation for equity investments, including assessing whether impairments are considered other than temporary. ADB will provide specific provisions where necessary in accordance with its provisioning policy.

ADB recognizes specific provisions in net income for known or probable losses in loans and guarantee transactions, and collective provisions for unidentified probable losses that exist in disbursed loan transactions rated below investment grade. In addition, ADB appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB would expect to incur in the course of lending for credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations.

ADB uses limits for countries, industry sectors, corporate groups, obligors, and individual transactions to manage concentration risk in the nonsovereign portfolio. The 2012 results are discussed below.

Nonsovereign loan and guarantee exposure: ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2012, ADB's weighted average risk rating stayed constant at 6.3 (BB+). The improvement was driven by an increase in risk transfer agreements with stronger rated entities. This was offset by an increase in transactions categorized as high credit risk which was triggered by a downgrade of the underlying sovereign rating (*Figure 4*). Refer to *Appendix IX* of the *Financial Statements*, *Note E* for additional information.

Figure 4: Nonsovereign Loan and Guarantee Exposure by Credit Quality
As of December 31, 2012 and 2011
(%)


2012
High
credit risk
12.2
Low credit
risk
39.2
Medium
credit risk
48.6
2011
High
credit risk
2.6
Low credit
risk
39.4
Medium
credit risk
58.0

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.

Publicly traded equity exposure: The exposure of ADB's publicly traded equity portfolio declined from $297.7 million in 2011 to $271.2 million in 2012. The drop was from equity exits conducted during the year rather than declining value.

Private equity exposure: The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations: The three largest nonsovereign country exposures as of December 31, 2012 were the People's Republic of China (20.9%), India (15.6%), and Pakistan (8.9%). The exposure of the top three countries slightly decreased from 45.8% in 2011 to 45.4% in 2012 (*Table 18*). All country exposures complied with ADB's exposure limits.

Table 18: Nonsovereign Country Exposure
As of December 31

	2012		2011	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	1,014.6	20.9	1,055.0	22.8
India	753.2	15.6	668.1	14.5
Pakistan	430.0	8.9	394.6	8.5
Philippines	258.7	5.3	288.1	6.2
Indonesia	240.0	5.0	227.2	4.9
Thailand	228.2	4.7	183.1	4.0
Others	1,918.9	39.6	1,806.7	39.1

On July 13, 2012, ADB revised the industry sector classifications for the nonsovereign portfolio (based on the Global Industry Classification Standard) in order to (i) obtain a system more suitable for exposure management purposes, (ii) enhance the information provided by the classifications, and (iii) increase the ease of classification of borrowers by individual analysts. Under the new system, ADB's nonsovereign portfolio is dominated by the utilities sector (*Table 19*). ADB maintains higher exposures to these sectors because of the importance of infrastructure to economic development. To mitigate sector concentration, ADB conducts additional monitoring of and reporting on these sectors and employs specialists in these areas.

Table 19: Nonsovereign Sector Exposure
As of December 31

	2012		2011	
Sector	**$ million**	**%**	**$ million**	**%**
Utilities	1,988.7	41.1	1,681.1	36.4
Banks	817.4	16.9	1,104.7	23.9
Energy	575.1	11.9	520.9	11.3
Diversified Financials	517.5	10.7	576.9	12.5
Administration	350.0	7.2	231.6	5.0
Others	594.9	12.3	507.5	11.0

Note: Percentages may not sum precisely to 100% due to rounding.

Expected loss: Expected loss in the nonsovereign portfolio increased in 2012 (*Table 20*). The primary driver of the increase was an increase in transactions with high credit risk.

Table 20: Nonsovereign Portfolio Expected Loss
As of December 31

Item	2012 $ million	2012 % of NSO portfolio[a]	2011 $ million	2011 % of NSO portfolio[a]
Specific Provision for Loan Losses	13.0	0.3	9.6	0.3
Collective Provision for Loan Losses	29.6	0.8	25.4	0.7
Loan Loss Reserve Requirement[b]	43.4	1.2	35.6	1.0
Expected Loss	**86.0**	**2.3**	**70.6**	**2.0**

NSO = nonsovereign operations.
[a] Percentage only applies to the loan and guarantee operations of the nonsovereign portfolio.
[b] The loan loss reserve requirement is subject to Board of Governors' approval during the Annual Meeting in May 2013.

Credit Risk in the Treasury Portfolio

Issuer default and counterparty default are credit risks that affect the treasury portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with institutions with ratings from at least two reputable external rating agencies. Moreover, the treasury portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established exposure limits for its corporate investments, depository relationships, and other investments.

ADB has counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association Master Agreement or its equivalent, and have signed a credit support annex. Under the credit support annex, derivative positions are marked to market daily, and the resulting exposures are generally collateralized by U.S. dollar cash and/or U.S. Treasuries. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations. The 2012 results are discussed below.

The weighted average credit rating for the treasury portfolio was AA in 2012. About 99% of the portfolio was rated A– or better.

As of December 31, 2012, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired, the same as in 2011.

Deposits: ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term credit rating of A-1 and P-1. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments.

Moreover, the size of the deposit is limited by the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income: Sovereign and sovereign-guaranteed securities represent 94% of ADB's fixed income assets. The remainder is in corporate bonds that are rated at least A– (*Table 21*). ADB has monitored market developments closely, such as the U.S. sovereign credit rating downgrade and the European sovereign debt crisis, and adjusted its risk exposures accordingly.

Table 21: Fixed Income Portfolio by Asset Class
As of December 31

	2012		2011	
Item	**$ million**	**%**	**$ million**	**%**
Government	10,122.2	53.8	7,332.4	44.2
Government Guaranteed	3,630.5	19.3	3,982.7	24.0
Government-Sponsored Enterprises and Supranationals	3,856.8	20.5	3,722.7	22.4
Corporates	1,198.0	6.4	1,567.9	9.4
Total	**18,807.4**	**100.0**	**16,605.7**	**100.0**

Note: Figures may not add up due to rounding.

Derivatives: All swap counterparties are rated at least A–. The current exposure to counterparties rated A– through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. At the end of 2012, 89% of the marked-to-market exposure was collateralized.

Country exposure: At the end of 2012, treasury credit risk exposure was allocated across 28 countries with the largest exposure in Japan (*Table 22*).

Table 22: Treasury Country Exposure
As of December 31

	2012		2011	
Country	**$ million**	**%**	**$ million**	**%**
Japan	9,536.1	37.6	7,740.0	33.7
United States	5,770.9	22.8	5,088.0	22.1
Germany	1,993.7	7.9	1,622.1	7.1
Australia	1,172.8	4.6	1,757.3	7.6
Republic of Korea	1,096.9	4.3	389.4	1.7
Others	5,787.0	22.8	6,384.1	27.8
Total	**25,357.3**	**100.0**	**22,981.0**	**100.0**

Note: Figures may not add up due to rounding.

European exposure: Exposure to European credits has been monitored by conducting daily surveillance of the rating and fair value of the exposure and restrictions are in place for new transactions.

Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which is discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risk. Interest rate risk and foreign exchange risk are discussed in this section.

Interest rate: Interest rate risk in the operations portfolio is hedged as the base rate for the borrowers' interest payments is matched to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the treasury portfolio. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given time frame because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. In other words, ADB would expect to lose at least this amount once every 20 years because of fluctuations in interest rates. ADB uses duration and VaR to measure interest rate risk across the liquidity portfolio, with particular attention to the core liquidity portfolio, which is the most exposed to interest rate risk.

Foreign exchange: ADB endeavors to minimize exposure to exchange rate risk in its operations. In both the operations and treasury portfolios, ADB is required to match the currency of its assets with the currencies of liabilities and equity. Borrowed funds or funds to be invested may only be converted into other currencies if they are fully hedged through cross-currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported U.S. dollar results due to currency translation adjustments.

ADB monitors VaR and duration, and performs stress testing to manage market risk in the investment portfolio. The major currencies of the core liquidity portfolio bear the majority of ADB's market risks and account for 58% of ADB's ordinary capital resources, while major currencies account for 94% of the core liquidity portfolio. Major currencies include the U.S. dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk: Aggregate VaR of the major currencies of the core liquidity portfolio, which includes interest rate and foreign exchange risks, decreased from 3.5% in 2011 to 1.9% in 2012. This means that there is a 5% probability that the portfolio will lose more than 1.9% ($270.7 million) of its value over the next year. These potential loss estimates continued to decrease in 2012 in line with the decrease in portfolio duration.

Duration: The interest rate sensitivity of major currencies in the core liquidity portfolio, as reflected in its weighted portfolio duration, decreased from 2.3 years as of 2011 to 1.9 years as of 2012.

Stress testing: ADB measures how sensitive the major currencies in the core liquidity portfolio are to interest rate changes. If interest rates were to rise by 2%, the major currencies in the portfolio would be expected to lose 3.7% ($539.9 million). ADB also uses scenario analysis to assess how the major currencies in the portfolio would likely respond to significant changes in market factors, such as those that have occurred in the past. Because of the generally high quality of ADB's investments, scenario analysis suggests that the treasury portfolio would appreciate during many stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains core liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under both normal and stressed situations and manage liquidity optimally to achieve its development mission. The Board of Directors approved a revised liquidity policy framework in 2011. The revised policy redefined the prudential minimum liquidity as 45% of the 3-year net cash requirements. This represents the minimum amount of liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the prudential minimum liquidity level is designed to enable ADB to cover normal net cash requirements for 18 months under normal and stressed situations without borrowing. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly. The revised policy allows for the discretionary liquidity portfolio to maintain a debt funded sub-portfolio that will be excluded from the net cash requirements and prudential minimum liquidity calculations.

Operational Risk

ADB's operational risk management is based on a framework approved in 2012. The framework defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It serves as the basis for implementation of operational risk management in ADB.

Key components of ADB's operational risk management approach include (i) employing the Operational Risk Self Assessment in its key business areas, (ii) using Key Risk Indicators for operational risk profile monitoring and the collection of risk event information, and (iii) promoting risk awareness including presentations to staff on the application of the methodologies.

ADB is exposed to many types of operational risk, which it mitigates by applying internal controls and monitoring areas of particular concern. ADB utilizes risk transfer, including insurance, for mitigating low frequency and high severity operational risks. ADB continues to roll-out operational risk management methodologies and tools across organizational lines.

Capital Adequacy

ADB's most significant risk is if a large portion of its loan portfolio were to default. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call. As a result, ADB has been able to support its AAA credit rating, which reduces ADB's borrowing costs and consequently its lending rates.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock. As a development institution, ADB's mandate becomes more important during a financial crisis when some of its developing member countries may find their access to capital markets to be limited. Demand for ADB assistance may rise under such adverse conditions.

For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2012, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

ADB has an asset and liability management policy framework that guides all financial policies related to asset and liability management including liquidity, investments, equity management, and capital adequacy. The objectives of the asset and liability management are to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define financial policies for undertaking acceptable levels of financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to ADB's borrowers, along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management aims to safeguard net worth from foreign exchange rate risks, protect net interest margin from fluctuations in interest rates, and provide sufficient liquidity to meet ADB's operations. ADB also adheres to a cost pass-through pricing policy for its loans to sovereign borrowers, and allocates the most cost-efficient borrowings based on cost and maturity to fund these loans.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. *Table 23* summarizes ADB's significant contractual cash obligations as of December 31, 2012 and 2011. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and the effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including pension and postretirement medical benefits.

Table 23: Contractual Cash Obligations
as of December 31
(in millions of U.S. dollars)

	2012	2011
Long-Term Debt	60,694	56,903
Undisbursed Loan Commitments	30,500	28,350
Undisbursed Equity Investment Commitments	652	612
Guarantee Commitments	2,614	2,480
Other Long-Term Liabilities	1,981	1,574
Total	96,442	89,918

Note: Figures may not add up due to rounding.

INTERNAL CONTROL OVER FINANCIAL REPORTING

ADB's Management assesses the effectiveness of its internal controls over financial reporting using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* ADB continues to apply a risk-based evaluation framework for the assertion and attestation of the effectiveness of Internal Control over Financial Reporting for ordinary capital resources and Special Funds, except for the Asian Development Bank Institute (ADBI). The scope included a review of 51 business processes over financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB's staff across several departments and offices is responsible for (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the business processes. Concurrently in 2012, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for ordinary capital resources and Special Funds (except for the ADBI).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are described in *Appendix IX* of the *Financial Statements, Note B*. As disclosed in the financial statements, Management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the financial statements.

Fair value of financial instruments: Under statutory reporting, ADB carries selected financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating market data and require judgment and estimates. These are discussed in more detail in *Appendix IX* of the *Financial Statements, Note B.*

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves: Provisions against loan losses for impaired loans reflects Management's judgment and estimate of the present value of expected future cash flows for these loans discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimates are made quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's Investors Service default data. A loan loss reserve is established in the equity section of the balance sheet for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

Pension and other postretirement benefits: ADB provides staff retirement benefit and postretirement medical benefit plans for all eligible staff members, provided they have not reached the normal retirement age of 60. Costs relating to net periodic benefit cost are allocated between ordinary capital resources and the Asian Development Fund based on the agreed cost sharing methodology. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and funded status associated with these plans are based on market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to *Appendix IX* of the *Financial Statements, Note O.*

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of the net income to Special Funds to support development activities in its developing member countries. In May 2012, the Board of Governors approved the allocation of the 2011 net income of $593.7 million, after appropriation of guarantee fees to the special reserve, as follows: (i) $6.3 million to be added from the loan loss reserve; (ii) $22.9 million representing ASC 815 and 825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, to the Cumulative Revaluation Adjustments account; (iii) $417.1 million to the ordinary reserve; (iv) $120.0 million to the Asian Development Fund; and (v) $40.0 million to the Technical Assistance Special Fund.

In May 2013, the Board of Governors approved the allocation of the 2012 net income of $124.1 million, after appropriation of guarantee fees to the special reserve, as follows: (i) $322.2 million, representing the ASC 815 and 825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, for the year ended December 31, 2012, be added from the Cumulative Revaluation Adjustments account; (ii) $67.4 million be allocated to Loan Loss Reserve; (iii) $211.2 million be allocated to Ordinary Reserve; (iv) $120.0 million be allocated to the Asian Development Fund; (v) $30.0 million be allocated to the Technical Assistance Special Fund; (vi) $9.0 million be allocated to the Climate Change Fund; (vii) $6.0 million be allocated to the Regional Cooperation and Integration Fund; and (viii) $2.7 million be allocated to the Financial Sector Development Partnership Special Fund. The Board of Governors also approved in May 2013 the transfer of $67.4 million from Surplus to Ordinary Reserve.

Audit Fees

Deloitte & Touche LLP, Singapore (D&T) served as ADB's independent auditors for the financial years 2012 and 2011. ADB incurred $1.7 million for financial year 2012 ($1.4 million for 2011) in professional fees for audit services of D&T and $307.5 thousand for financial year 2012 ($1.3 million for 2011) for non-audit services of other D&T offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by D&T to ADB during 2012 and 2011.

D&T also provided audit services to the Asian Development Bank Institute, an organization affiliated with ADB, for which an amount of $23.1 thousand for financial year 2012 ($22.4 thousand for 2011) was incurred.

ADB's Audit Committee is satisfied that D&T's provision of non-audit services does not compromise D&T's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2012, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the Asian Development Bank Institute; the Pakistan Earthquake Fund; the Regional Cooperation and Integration Fund; the Climate Change Fund and the Asia Pacific Disaster Response Fund. Financial statements for each Special Fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with the Regulations of the Asian Development Fund. In addition to ordinary capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, in the case of the Technical Assistance Special Fund, the Asian Development Fund, the Regional Cooperation and Integration Fund and the Climate Change Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and the Asian Development Fund in proportion to the relative volume of operational activities under ordinary capital resources and the fund (see *Appendix IX* of the *Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is ADB's concessional financing window for its developing member countries with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It is a multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 32 donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF's resources.

In July 2012, the Board of Governors adopted a resolution providing for the tenth replenishment of the ADF (ADF XI) and the fifth regularized replenishment of the Technical Assistance Special Fund (TASF). The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for four years from January 2013, and for a replenishment of the TASF in conjunction with the ADF replenishment to finance technical assistance operations under the TASF. The total replenishment size of SDR7.9 billion ($12.4 billion at Resolution No. 357 exchange rates) consisted of SDR7.7 billion for ADF XI and SDR0.2 billion for the TASF. About 37.5% of the replenishment will be financed from new donor contributions totaling SDR3.0 billion ($4.6 billion equivalent).

Currency management: ADB revised the currency management framework for the ADF in 2006. The previous practice of managing ADF's resources in as many as 15 currencies was discontinued, and an approach based on an SDR basket of currencies (U.S. dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that are not part of the SDR basket are converted into one of the currencies in the basket to maintain an SDR-based liquidity portfolio. In addition, each borrower's obligations under new ADF loans are determined in SDR. ADB extends the full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions were to be treated as new loans redenominated in SDR. As of December 31, 2012, 18 of 28 borrowing members have signified their agreement to the conversion. The outstanding balance of their SDR-converted loans amounted to $12.9 billion.

Framework for grants and hard-term facility: In September 2007, the Board of Directors approved the ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR basket of currencies plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, blend countries with per capita income not exceeding the International Development Association (IDA) operational cutoff for more than two consecutive years and with an active ordinary capital resources lending program, are eligible to borrow from this new facility. The interest rate, which is fixed for the life of hard-term loans approved during the year, is reset every January. For hard-term ADF loans approved in 2012, the interest rate was set at 1.0% during the grace period and 1.5% thereafter (2.02% in 2011). Two loans were approved under this facility in 2012.

Liquidity management: ADF manages its liquidity assets under two tranches to allow for the optimal use of financial resources. The main objective of the first tranche is to ensure that adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity to be held to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Contributed resources: The total replenishment of SDR7.6 billion for ADF X comprises SDR4.6 billion financed from internal resources, SDR2.7 billion from new donor contributions, and SDR0.3 billion from net income transfers from ordinary capital resources. This covers 2009

to 2012, which became effective in June 2009 after instruments of contribution deposited with ADB for unqualified contributions exceeded 50% of all pledged contributions. As of December 31, 2012, 30 donors had contributed a total of $4.4 billion equivalent, of which $4.0 billion (including the allocation to the TASF) had been received and made available for operational commitments. The remaining unpaid contributions under ADF VIII, ADF IX, and ADF X as of December 31, 2012 totaled $547.1 million.

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from ordinary capital resources. The balance of the commitment authority available for operations as of December 31, 2012 was $0.8 billion, compared with $1.4 billion as of December 31, 2011.

In May 2012, the Board of Governors approved the transfer of $120.0 million to the ADF as part of ordinary capital resources net income allocation ($120.0 million in 2011). In addition, $1,017.7 million from loan and grant savings and cancellations were included in the commitment authority. This resulted from Management's continued assessment of opportunities to free committed resources through cancellations of unused loan and grant balances.

During 2012, deposited installments under ADF X amounted to $1,068.1 million and ADF X promissory notes encashed totaled $735.2 million. Around $88.9 million was transferred to the TASF.

Loan approvals, disbursements, and repayments: In 2012, 61 ADF loans totaling $2.3 billion were approved, as compared with 39 ADF loans totaling $2.0 billion in 2011. Disbursements during 2012 totaled $1.3 billion, a decrease of 7.2% from $1.4 billion in 2011. At the end of 2012, cumulative disbursements from ADF resources were $33.6 billion. Loan repayments during the year totaled $1.1 billion. At the end of 2012, outstanding ADF loans amounted to $29.2 billion.

Status of loans: At the end of 2012, 28 sovereign loans to one borrower with total principal outstanding of $590.8 million were in nonaccrual status. These represented about 2.0% of the total outstanding ADF loans. In January 2013, the borrower cleared all the arrears due on its loans.

Project design facility: ADB established the project design facility (PDF) in 2011 on a pilot basis to support project preparation, particularly detailed engineering designs, through project design advances. Loans approved under the PDF carry the standard interest rates of ordinary capital resources or ADF loans. Payment of interest is deferred until the project design advance is refinanced out of the proceeds of the loan, or other repayment terms take effect. As of December 31, 2012, one ADF loan was approved under the PDF.

Investment portfolio position: The ADF's investment portfolio[6] totaled $6.5 billion at the end of 2012, as compared with $6.1 billion at the end of 2011. About 28.4% of the portfolio was invested in bank deposits, and 71.6% was invested in fixed-income securities. The annualized rate of return on ADF investments including unrealized gains and losses was 1.1% (1.5% in 2011).

Grants: In 2012, ADB approved 23 grants (16 in 2011) totaling $693.0 million ($596.8 million in 2011), while 20 grants (34 in 2011) totaling $383.6 million ($1,120.6 million in 2011) became effective, net of $35.5 million ($3.6 million in 2011) in write-backs of undisbursed commitments for savings on financially closed and/or cancelled projects.

Official cofinancing for loans and grants: In 2012, $429.2 million ($1,510.2 million in 2011) was mobilized in official loan and grant cofinancing for 27 ADF-financed projects (20 in 2011) totaling $1,467.2 million ($1,316.1 million in 2011).

Technical Assistance Special Fund

The TASF was established to provide technical assistance on a grant basis to ADB's developing member countries and regional technical assistance.

In August 2008, as part of the ADF X replenishment, the donors agreed to contribute 3% of the total replenishment as the fourth replenishment of the TASF in consideration of the demand estimate and the availability of funds from other sources. The replenishment covered the period from 2009 to 2012.

Contributed resources: As of December 31, 2012, 30 donors had committed a total of $332.2 million to the TASF as part of the ADF X and the fourth regularized replenishment of the TASF. Of the total commitment, $299.5 million had been received.

During 2012, India made a direct voluntary contribution of $0.2 million and Pakistan made a direct voluntary contribution of $0.1 million. In addition, $40.0 million was allocated to the TASF as part of the ordinary capital resources net income allocation and $4.1 million was received from the fourth regularized replenishments of the TASF. At the end of 2012, the TASF's resources totaled $1,892.4 million, of which $1,751.2 million was committed, leaving an uncommitted balance of $141.2 million ($225.1 million as of December 31, 2011).

Operations: Technical assistance commitments (approved and effective) increased from $111.9 million in 2011 to $128.3 million in 2012 for 193 technical assistance projects that were made effective during the year, net of $19.2 million ($19.0 million in 2011) in write-backs of undisbursed commitments for completed and cancelled technical assistance projects. Undisbursed commitments net of advances for technical assistance increased to $321.0 million as of December 31, 2012 ($297.3 million as of December 31, 2011). The TASF financed 47.8% of all technical assistance activities approved in 2012.

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[6] Includes securities purchased under resale agreement.

Investment position: As of December 31, 2012, the TASF's total investment portfolio, including securities purchased under resale arrangements, amounted to $416.7 million, compared with $391.9 million as of the end of 2011. With the low interest rate environment, revenue from investments decreased from $3.3 million in 2011 to $3.0 million in 2012.

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's developing member countries restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed resources: As of December 31, 2012, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved technical assistance that is not yet effective, was $61.3 million as of December 31, 2012 ($57.4 million as of December 31, 2011).

Operations: In 2012, net technical assistance written back totaled $4.0 million ($4.7 million in 2011) consisting of one technical assistance project amounting to $0.9 million that became effective and $4.8 million of write-backs for financially completed and cancelled projects (one technical assistance project amounting to $0.7 million and $5.4 million write-back in 2011). Undisbursed commitments net of advances for technical assistance as of December 31, 2012 was $21.0 million, compared with $36.7 million as of the end of 2011.

Investment position: As of December 31, 2012, the JSF's total investment portfolio amounted to $81.9 million, lower than the balance of $93.9 million as of December 31, 2011. With the low interest rate environment, revenue from investments decreased from $0.22 million in 2011 to $0.18 million in 2012.

Asian Development Bank Institute

The Asian Development Bank Institute (ADBI) was established in 1996 as a subsidiary body of ADB. The ADBI's objectives are to identify effective development strategies and capacity improvements for sound development management in developing member countries. Its operating costs are met by ADBI and it is administered in accordance with the Statute of ADBI.

In August 2012, the Government of Japan made its 19th contribution to ADBI amounting to ¥672.1 million ($8.6 million equivalent). In December 2012, the Government of Japan committed its 20th contribution for ¥672.1 million ($7.8 million equivalent). In January 2012, the Republic of Korea made its first contribution to ADBI through the Republic of Korea e-Asia & Knowledge Partnership Fund amounting to $1.5 million. In June 2012, the Government of Australia made its third contribution to ADBI amounting to A$0.6 million ($0.6 million equivalent).

As of December 31, 2012, cumulative contributions committed to the ADBI amounted to ¥20.6 billion, A$1.6 million and $1.5 million (about $194.4 million equivalent), excluding translation adjustments. Of the total contributions received, $192.0 million had been used by the end of 2012 mainly for research and capacity building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $10.3 million.

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in 2005 in response to the special needs of Pakistan following the earthquake in 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment and technical assistance projects to support immediate reconstruction, rehabilitation, and associated development activities. The PEF was terminated on June 30, 2011, but actions necessary to wind up its activities are continuing.

Contributed resources: ADB contributed $80.0 million to the PEF. In addition, Australia contributed $15.0 million; Belgium, $14.3 million; Finland, $12.3 million; and Norway, $20.0 million. As of December 31, 2012, the PEF's resources totaled $146.8 million, of which $142.4 million had been utilized, leaving an uncommitted balance of $4.4 million ($4.6 million as of December 31, 2011).

Operations: No new technical assistance or grants were approved or made effective in 2012 and 2011. The balance of undisbursed commitments net of grant advances as of December 31, 2012 amounted to $14.0 million, compared with $16.8 million as of the end of 2011.

Investment position: As of December 31, 2012, the PEF's total investment portfolio amounted to $17.7 million ($20.8 million as of December 31, 2011). Revenue from investments for 2012 was $0.2 million ($1.0 million in 2011), reflecting the low interest rate environment.

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund (RCIF) was established in 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources: ADB contributed $40.0 million to the RCIF as part of the 2006 ordinary capital resources net income allocation. In May 2010, $10.0 million was transferred to the fund from ordinary capital resources allocable net income. As of December 31, 2012, the RCIF's resources totaled $53.1 million, of which $51.4 million had been utilized, leaving an uncommitted balance of $1.7 million ($4.1 million as of December 31, 2011).

Operations: In 2012, four technical assistance projects totaling $2.1 million became effective (seven technical assistance projects totaling $5.7 million in 2011), net of $0.3 million

($0.3 million in 2011) savings on financially completed and/or cancelled projects. The balance of undisbursed commitments net of grant advances as of December 31, 2012 amounted to $16.2 million, compared with $22.1 million as of the end of 2011.

Investment position: As of December 31, 2012, the RCIF's total investment portfolio amounted to $17.6 million ($26.1 million as of December 31, 2011). Revenue from investments for 2012 was $0.04 million ($0.06 million in 2011), reflecting the low interest rate environment.

Climate Change Fund

The Climate Change Fund (CCF) was established in 2008 to facilitate greater investments in developing member countries to address the causes and consequences of climate change alongside ADB's assistance in related sectors.

Contributed resources: ADB provided the initial contribution of $40.0 million in 2008, as part of the 2007 ordinary capital resources net income allocation. In 2010, $10.0 million was transferred to the CCF from ordinary capital resources allocable net income. As of December 31, 2012, the CCF's resources totaled $51.2 million, of which $43.3 million had been utilized, leaving an uncommitted balance of $7.9 million ($14.2 million as of December 31, 2011).

Operations: In 2012, net technical assistance and/or grant expenses totaled $6.0 million ($4.6 million in 2011), comprising seven technical assistance and one grant totaling $7.0 million that became effective, and a $1.0 million write-back for financially completed and/or cancelled projects (two technical assistance projects, two grants, and one supplementary technical assistance approval totaling $5.1 million and $0.4 million write-back in 2011). The balance of undisbursed commitments net of grant and/or technical assistance advances as of December 31, 2012 amounted to $25.0 million, as compared with $23.7 million as of the end of 2011.

Investment position: As of December 31, 2012, the total investment portfolio amounted to $32.7 million ($37.7 million as of December 31, 2011). With the lower yield from U.S. dollar placements, revenue from investments decreased to $0.06 million in 2012 ($0.08 million in 2011).

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund (APDRF) was established in 2009 to provide timely incremental grant resources to developing member countries affected by natural disasters.

Contributed resources: In 2009, $40.0 million was transferred from the Asian Tsunami Fund as the initial resources of the APDRF. With accumulated income from investment and other sources of $0.2 million, total resources of the fund as of December 31, 2012 amounted to $40.2 million, of which $29.9 million had been utilized, leaving an uncommitted balance of $10.3 million ($12.4 million as of December 31, 2011).

Operations. In 2012, two grants totaling $2.0 million became effective (five grants totaling $15.0 million in 2011). The balance of undisbursed commitments net of grant advances as of December 31, 2012 amounted to $0.02 million ($3.1 million in 2011).

Investment position: As of December 31, 2012, the APDRF's total investment portfolio amounted to $7.2 million ($11.2 million as of December 31, 2011). Total revenue from investments for 2012 was $0.01 million ($0.03 million in 2011).

Trust Funds Managed by ADB

Japan Scholarship Program

The Government of Japan established the Japan Scholarship Program (JSP) in 1988 to provide an opportunity for well- qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific.

Between 1988 and 2012, Japan has contributed $134.8 million and 2,968 scholarships were awarded to recipients from 35 member countries. Of the total, 2,626 have completed their courses. Women have received 1,047 scholarships. An average of 150 new scholarships a year has been awarded in the past 10 years. As of 2012, JSP has 27 participating institutions in 10 countries.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2011, the JFPR expanded its scope of grant assistance to provide technical assistance grants in addition to project grants. As of the end of 2012, JFPR funds totaled about $561.6 million. The Government of Japan had approved 161 grant projects (equivalent to $427.0 million) and 124 technical assistance projects (equivalent to $128.7 million) of which ADB had subsequently approved 154 grant projects (equivalent to $413.5 million) and 111 technical assistance projects (equivalent to $110.6 million) funded by JFPR.

Grant Cofinancing Activities

Trust funds and project-specific grants are key instruments to mobilize and channel financial resources from external sources to finance technical assistance and components of investment projects. They play an important role in complementing ADB's own resources. Multilateral, bilateral, and private sector partners have contributed about $4.8 billion in grants to ADB operations. In 2012, grant cofinancing for ADB-approved projects totaled $430.1 million, comprising $146.8 million for 129 technical assistance projects and $283.3 million for components of 36 investment projects.

By the end of 2012, ADB was administering 36 trust funds, comprising 29 stand-alone trust funds[7] and seven trust funds established under financing partnership facilities. Of these,

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[7] Trust funds not related to financing partnership facilities and including the Japan Scholarship Program.

22 have balances totaling $363.4 million in grants. Additional grant resources from external partners totaled $305.7 million in 2012 comprising $156.8 million in replenishments to existing trust funds, $92.6 million in additional allocation from global funding initiatives, and $56.3 million in new contributions.[8]

Financing partners provided the following replenishments to trust funds:

(i) $3.2 million from the Government of Australia for the Australia-ADB South Asia Development Partnership Facility;

(ii) $20.0 million from the People's Republic of China for the People's Republic of China Regional Cooperation and Poverty Reduction Fund;

(iii) $1.3 million from the Government of France for the Cooperation Fund for Project Preparation in the Greater Mekong Subregion and in Other Specific Asian Countries;

(iv) $116.5 million from the Government of Japan for the Afghanistan Infrastructure Trust Fund, Japan Fund for Poverty Reduction, and Japan Scholarship Program;

(v) $7.8 million from the Government of the Republic of Korea for the e-Asia and Knowledge Partnership Fund;

(vi) $1.9 million from the Government of Luxembourg for the Financial Sector Development Partnership Fund; and

(vii) $6.1 million from the Government of Sweden for the Multi-Donor Clean Energy Fund under the Clean Energy Financing Partnership Facility.

Additional allocations from global funding initiatives comprised $45.2 million from the Climate Investment Funds, $24.5 million from the Global Agriculture and Food Security Program, and $22.9 million from the Global Environment Facility.

The United Kingdom became a new contributor to the Carbon Capture and Storage Fund under the Clean Energy Financing Partnership Facility with an initial contribution of $56.3 million.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee, an Ethics Committee, and a Human Resources Committee.

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[8] In addition, the Climate Investment Funds allocated $228.5 million for loans.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee assesses in its annual report its work and evaluates its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and as needed any major new programs or initiatives with substantive budget implications, and reports its findings to the Board of Directors. It also considers any other aspects of the administrative budget that the President may request and reports its findings to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB's accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them. The committee consists of six members of the Board of Directors: four representing regional members (at least three of whom are from borrowing countries) and two representing nonregional members.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors.

The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Independent Evaluation Department (IED); (ii) review IED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the annual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (Executive Directors, Alternate Executive Directors, and temporary Alternate Directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising Executive Directors, Alternate Executive Directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against Executive Directors, Alternate Executive Directors, or the President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

Human Resources Committee

The Human Resources Committee is a means by which the Board of Directors can provide guidance on human resources management, in view of Strategy 2020 in terms of the systematic implementation of wide ranging reforms and fundamental improvements to its human resources management. Its primary responsibility includes reviewing, monitoring and making recommendations to the Board of Directors on ADB's human resources strategies and policies. The Human Resources Committee consists of not more than six members of the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a 5-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has six Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of May 10, 2013:

Executive Directors	Alternate Executive Directors	Members Represented
Micheline Aucoin	Christina Wedekull	Canada, Denmark, Finland, Ireland, The Netherlands, Norway, Sweden
Anthony Baker	Richard Sisson	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Jérôme Destombes	René Legrand	Belgium, France, Italy, Portugal, Spain, Switzerland
Gaudencio S. Hernandez, Jr.	Siraj S. Shamsuddin	Kazakhstan, Maldives, Marshall Islands, Mongolia, Pakistan, Philippines, Timor-Leste
Ashok K. Lahiri	Iqbal Mahmood	Afghanistan, Bangladesh, Bhutan, India, Lao People's Democratic Republic, Tajikistan, Turkmenistan
Robert M. Orr	Maureen Grewe	United States
Kazuhiko Koguchi	Hideo Fukushima	Japan
Maurin Sitorus	Dominic Walton-France	Armenia, Cook Islands, Fiji, Indonesia, Kyrgyz Republic, New Zealand, Samoa, Tonga
Yeo Kwon Yoon	M P D U K Mapa Pathirana	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Maliami bin Hamad	Khin Khin Lwin	Brunei Darussalam, Malaysia, Myanmar, Nepal, Singapore, Thailand
Mario Sander	Richard Edwards	Austria, Germany, Luxembourg, Turkey, United Kingdom

Zhongjing Wang	Guoqi Wu	People's Republic of China

Principal Officers

The principal officers of ADB are as follows:

President	Takehiko Nakao
Vice-President (Operations 1)	Xiaoyu Zhao
Vice-President (Operations 2)	Stephen P. Groff
Vice-President (Private Sector and Cofinancing Operations)	Lakshmi Venkatachalam
Vice-President (Knowledge Management and Sustainable Development)	Bindu N. Lohani
Vice-President (Finance and Risk Management)	Thierry de Longuemar
Vice-President (Administration and Corporate Management)	Bruce Davis
Managing Director General	Rajat M. Nag
The Secretary	Robert L.T. Dawson
General Counsel	Christopher Stephens
Director General, East Asia Department	Robert Wihtol
Director General, South Asia Department	Juan Miranda
Director General, Central and West Asia Department	Klaus Gerhaeusser
Director General, Southeast Asia Department	Kunio Senga
Director General, Pacific Department	Xianbin Yao
Director General, Private Sector Operations Department	Vacant

Director General, Regional and Sustainable Development Department concurrently Chief Compliance Officer	Seethapathy Chander
Principal Director, Office of Information Systems and Technology	Susheela Venkataraman
Director General, Strategy and Policy Department	Kazu Sakai
Director General, Independent Evaluation Department	Vinod Thomas
Director General, Budget, Personnel and Management Systems Department	Yasushi Kanzaki
Director General, Operations Services and Financial Management Department	Sean M. O'Sullivan
Chief Economist, Economics and Research Department	Changyong Rhee
Head, Office of Cofinancing Operations	Cecile L.H.F. Gregory
Principal Director, Office of Administrative Services	Hyong-Jong Yu
Principal Director, Department of External Relations	Ann Quon
Treasurer	Mikio Kashiwagi
Controller	Simon Bradbury
Auditor General	Hock-Chye Ong
Head, Office of Anticorruption and Integrity	Clare Wee
Head, Office of Risk Management	Juan Limandibrata
Head, Office of Regional Economic Integration	Iwan J. Azis

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES, AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or

guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

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ORDINARY CAPITAL RESOURCES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2012. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2012, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Thierry de Longuemar
Vice-President (Finance and Risk Management)



Simon T. Bradbury
Controller

8 March 2013



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way, Tower Two
#32-00
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2012, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2012 and 2011 and the related statements of income and expenses, comprehensive (loss) income, changes in capital and reserves and cash flows, for the years then ended and the related notes to the financial statements. Our report dated March 8, 2013 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 8, 2013



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way, Tower Two
#32-00
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Ordinary Capital Resources, which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of income and expenses, comprehensive (loss) income, changes in capital and reserves, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Ordinary Capital Resources as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.



Public Accountants and
Certified Public Accountants

Singapore
March 8, 2013

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
BALANCE SHEET
December 31, 2012 and 2011
Expressed in Thousands of United States Dollars

ASSETS

	2012		2011	
DUE FROM BANKS (Note C)		$ 263,441		$ 187,989
INVESTMENTS (Notes C, D, L, and P)				
Government or government-guaranteed obligations	$ 21,696,501		$ 19,156,304	
Time deposits	1,311,006		1,151,963	
Other securities	770,508	23,778,015	1,200,002	21,508,269
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes D and P)		347,453		330,044
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D and P)		333,884		395,498
LOANS OUTSTANDING (Appendix VI) (Notes A, E, and P) (Including net unamortized loan origination costs of $66,044 – 2012 and $64,901 – 2011)				
Sovereign	49,937,141		47,052,649	
Nonsovereign	2,942,537		2,741,641	
	52,879,678		49,794,290	
Less—allowance for loan losses	42,533	52,837,145	35,030	49,759,260
EQUITY INVESTMENTS (Notes A, G, and P)		949,261		970,622
ACCRUED INTEREST RECEIVABLE				
Investments	108,216		117,516	
Loans	201,569	309,785	181,423	298,939
RECEIVABLE FROM SWAPS (Notes H and P)				
Borrowings	32,418,962		31,373,104	
Others	9,171,987	41,590,949	6,220,207	37,593,311
OTHER ASSETS				
Property, furniture, and equipment (Note I)	159,865		161,451	
Investment related receivables (Note D)	8,156		2,428	
Swap related collateral (Notes H and P)	2,155,150		1,942,954	
Miscellaneous (Notes N and P)	191,758	2,514,929	159,290	2,266,123
TOTAL		**$ 122,924,862**		**$ 113,310,055**

The accompanying notes are an integral part of these financial statements (Appendix IX).

LIABILITIES, CAPITAL, AND RESERVES

	2012		2011	
BORROWINGS (Appendix VII) (Notes H, J, and P)				
At amortized cost	$ 5,734,033		$ 4,240,356	
At fair value	58,563,029	$ 64,297,062	54,037,988	$ 58,278,344
ACCRUED INTEREST				
Borrowings at amortized cost	47,041		48,116	
Borrowings at fair value	435,675	482,716	508,307	556,423
PAYABLE FOR SWAPS (Notes H, J, and P)				
Borrowings	28,173,269		27,465,365	
Others	8,979,653	37,152,922	6,576,366	34,041,731
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS		350,416		330,820
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables (Note D)	11,187		2,321	
Payable for swap related collateral (Notes H and P)	2,155,150		1,942,954	
Accrued pension and postretirement medical benefit costs (Note O)	1,875,993		1,472,179	
Miscellaneous (Notes F, I, N, and P)	179,412	4,221,742	151,744	3,569,198
TOTAL LIABILITIES		106,504,858		96,776,516
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VIII) (Note K)				
Authorized				
(SDR106,389,330,000 – 2012 and 2011)				
Subscribed				
(SDR106,140,168,000 – 2012; SDR105,835,800,000 – 2011)	163,128,947		162,486,521	
Less—"callable" shares subscribed	154,950,511		154,335,557	
"Paid-in" shares subscribed	8,178,436		8,150,964	
Less—subscription installments not due	2,082,133		2,828,710	
Subscription installments matured	6,096,303		5,322,254	
Less—capital transferred to the Asian Development Fund and discount	86,409		85,482	
	6,009,894		5,236,772	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)	(790,906)		(578,991)	
	5,218,988		4,657,781	
Net notional amounts required to maintain value of currency holdings (Note K)	(887,846)		(595,806)	
Ordinary reserve (Note L)	10,888,453		10,459,995	
Special reserve (Note L)	264,330		245,948	
Loan loss reserve (Note L)	193,800		200,100	
Surplus (Note L)	1,131,756		1,131,756	
Cumulative revaluation adjustments account (Note L)	284,182		261,300	
Net income after appropriation (Appendix IV) (Note L)	124,117		593,735	
Accumulated other comprehensive loss (Note L)	(797,776)	16,420,004	(421,270)	16,533,539
TOTAL		**$122,924,862**		**$ 113,310,055**

Appendix II

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2012 and 2011

Expressed in Thousands of United States Dollars

	2012			2011		
REVENUE (Note M)						
From loans (Note E)						
Interest	$ 765,954			$ 664,313		
Commitment charge	48,576			50,814		
Other	(44,044)	$ 770,486		(65,528)	$ 649,599	
From investments (Note D)						
Interest		390,185			365,263	
From guarantees (Note F)		18,382			15,722	
From equity investments		38,477			44,030	
From other sources—net (Notes E and Q)		20,512			20,439	
TOTAL REVENUE			$ 1,238,042			$ 1,095,053
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		520,369			367,916	
Administrative expenses (Note M) (Including amortization of estimated actuarial losses and prior service costs reclassified from other comprehensive income of $62,524 – 2012 and $46,092 – 2011)		351,144			315,945	
Provison for loan losses (Write back) (Note E)		6,889			(7,395)	
Other expenses		8,642			4,938	
TOTAL EXPENSES			887,044			681,404
NET REALIZED GAINS (LOSSES)						
From investments (Note D) (Including gains reclassified from other comprehensive income of $16,522 – 2012 and $59,935 – 2011)		16,842			84,306	
From equity investments (Note M) (Including gains reclassified from other comprehensive income of $88,062 – 2012 and $110,845 – 2011)		79,778			120,614	
From borrowings		16,229			5,497	
Others (Note D) (Including gains reclassified from other comprehensive income of $9,425 – 2012 and $935 – 2011)		9,563			(20,292)	
NET REALIZED GAINS			122,412			190,125
NET UNREALIZED (LOSSES) GAINS (Note M)			(330,911)			5,683
NET INCOME			**$ 142,499**			**$ 609,457**

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE (LOSS) INCOME
For the Years Ended December 31, 2012 and 2011
Expressed in Thousands of United States Dollars

	2012	2011
NET INCOME (Appendix II)	$ 142,499	$ 609,457
Other comprehensive loss (Note L)		
Reclassification to net income:		
Defined benefit plans		
Net actuarial loss during the period	(392,514)	(307,697)
Amortization of net actuarial losses	62,524	45,127
Amortization of prior service cost	–	965
Currency translation adjustments	(38,042)	18,358
Unrealized investment holding losses		
Unrealized investment holding gains during the period	105,535	47,037
Reclassification adjustments for gains included in net income	(114,009)	(171,715)
Total other comprehensive loss	(376,506)	(367,925)
COMPREHENSIVE (LOSS) INCOME	**$ (234,007)**	**$ 241,532**

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Years Ended December 31, 2012 and 2011
Expressed in Thousands of United States Dollars (Note K)

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2011	$ 4,255,678	$ (341,130)	$ (419,186)	$ 10,030,460	$ 230,226	$ 246,000	$ 1,131,756	$ 183,521	$ 614,489	$ (53,345)	$ 15,878,469
Comprehensive income for the year 2011 (Appendix III) (Note L)									609,457	(367,925)	241,532
Appropriation of guarantee fees to Special Reserve (Note L)					15,722				(15,722)		–
Change in SDR value of paid-in shares subscribed	202,085										202,085
Change in subscription installments not due	193,663										193,663
Additional paid-in shares subscribed during the year	585,119										585,119
Change in SDR value of capital transferred to Asian Development Fund	227										227
Change in notional maintenance of value (Note K)			(176,620)								(176,620)
Demand obligations on account of subscription received during the year		(263,627)									(263,627)
Encashment of demand obligations during the year		18,171									18,171
Change in US Dollar value of demand obligations		7,595									7,595
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				422,610		(45,900)	–	77,779	(454,489)		–
Allocation of prior year income to ADF, TASF, RCIF and CCF (Note L)									(160,000)		(160,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				6,925							6,925
Balance, December 31, 2011	$ 5,236,772	$ (578,991)	$ (595,806)	$ 10,459,995	$ 245,948	$ 200,100	$ 1,131,756	$ 261,300	$ 593,735	$ (421,270)	$ 16,533,539
Comprehensive loss for the year 2012 (Appendix III) (Note L)									142,499	(376,506)	(234,007)
Appropriation of guarantee fees to Special Reserve (Note L)					18,382				(18,382)		–
Change in SDR value of paid-in shares subscribed	170,977										170,977
Change in subscription installments not due	588,195										588,195
Additional paid-in shares subscribed during the year	14,029										14,029
Change in SDR value of capital transferred to Asian Development Fund	(79)										(79)
Change in notional maintenance of value (Note K)			(292,040)								(292,040)
Demand obligations on account of subscription received during the year		(263,277)									(263,277)
Encashment of demand obligations during the year		30,758									30,758
Change in US Dollar value of demand obligations		20,604									20,604
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				417,153		(6,300)		22,882	(433,735)		–
Allocation of prior year income to ADF and TASF (Note L)									(160,000)		(160,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				4,540							4,540
Return of unutilized amount from ATF to ordinary reserve (Note L)				6,765							6,765
Balance, December 31, 2012	$ 6,009,894	$ (790,906)	$ (887,846)	$ 10,888,453	$ 264,330	$ 193,800	$ 1,131,756	$ 284,182	$ 124,117	$ (797,776)	$ 16,420,004

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011
Expressed in Thousands of United States Dollars

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 687,722	$ 563,092
Interest on investments received	398,198	400,085
Interest paid for securities purchased under resale/repurchase arrangements	(1,090)	(1,342)
Interest and other financial expenses paid	(517,015)	(326,928)
Administrative expenses paid	(246,175)	(260,447)
Others—net	31,395	42,431
Net Cash Provided by Operating Activities	353,035	416,891
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	755,643	4,941,371
Maturities of investments	160,337,428	164,772,539
Purchases of investments	(164,332,550)	(173,155,127)
Receipts from future contracts	–	31
Payments for future contracts	–	(587)
Receipts from securities purchased under resale arrangements	113,434,417	107,137,925
Payments for securities purchased under resale arrangements	(113,414,676)	(107,213,436)
Principal collected on loans	3,258,201	2,779,465
Loans disbursed	(6,704,722)	(6,285,444)
Receipts from swaps	274,316	89,928
Payments for swaps	–	(238,033)
Property, furniture, and equipment acquired	(21,913)	(19,217)
Change in swap related collateral	212,020	354,568
Purchases of equity investments	(112,588)	(76,664)
Sales of equity investments	244,915	207,424
Net Cash Used in Investing Activities	(6,069,509)	(6,705,257)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	18,432,844	13,908,636
Borrowings redeemed	(13,219,447)	(8,247,534)
Matured capital subscriptions collected[1]	335,859	496,027
Issuance expenses paid	(27,481)	(31,800)
Demand obligations of members encashed	30,758	18,171
Receipts from swaps	388,451	382,937
Resources transferred from ATF	6,765	–
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(40,000)
Net Cash Provided by Financing Activities	5,787,749	6,366,437
Effect of Exchange Rate Changes on Due from Banks	4,177	(4,730)
Net Increase in Due from Banks	75,452	73,341
Due from Banks at Beginning of Year	187,989	114,648
Due from Banks at End of Year	$ 263,441	$ 187,989
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 142,499	$ 609,457
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	62,530	90,655
Provision for losses charged (written back)—net	6,889	(7,395)
Net realized gains from investments, equity investments and other borrowings	(122,796)	(212,527)
Proportionate share in earnings on equity investments	(33,592)	(28,989)
Net unrealized gains (losses)	330,911	(5,683)
Change in accrued revenue from loans, investments and other swaps	(72,414)	(84,538)
Change in receivable from ADF - allocation of administrative expenses	3,535	(12,798)
Change in accrued interest on borrowings and swaps, and other expenses	364,535	307,446
Change in pension and postretirement benefit liability	(329,990)	(261,605)
Others—net	928	22,868
Net Cash Provided by Operating Activities	$ 353,035	$ 416,891

Supplementary disclosure of noncash financing activities:

[1] Nonnegotiable, noninterest-bearing demand promissory notes amounting to $263,265 ($261,336 – 2011) were received from members.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF LOANS
December 31, 2012 and 2011

Expressed in Thousands of United States Dollars

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 24,706	$ –	$ –	$ 24,706	0.03
Armenia	88,570	176,430	10,000	275,000	0.33
Azerbaijan	396,455	656,054	250,000	1,302,509	1.56
Bangladesh	1,661,580	1,035,413	873,100	3,570,093	4.28
Bhutan	50,126	874	–	51,000	0.06
Cambodia	1,992	–	–	1,992	0.00
People's Republic of China	13,133,269	4,679,081	1,885,606	19,697,956	23.64
Cook Islands	22,803	527	5,944	29,274	0.04
Fiji	133,791	30,467	–	164,258	0.20
Georgia	143,900	197,600	20,000	361,500	0.43
India	11,492,187	5,740,325	1,942,276	19,174,788	23.02
Indonesia	9,556,257	970,144	292,750	10,819,151	12.99
Kazakhstan	1,136,007	454,242	591,300	2,181,549	2.62
Republic of Korea	15,180	–	–	15,180	0.02
Kyrgyz Republic	–	10,000	–	10,000	0.01
Lao People's Democratic Republic	58,350	–	448,200	506,550	0.61
Malaysia	113,549	–	–	113,549	0.14
Maldives	4,773	–	–	4,773	0.00
Marshall Islands	1,677	–	–	1,677	0.00
Federated States of Micronesia	3,144	1,591	–	4,735	0.00
Mongolia	2,357	–	29,700	32,057	0.04
Nauru	292	–	–	292	0.00
Pakistan	5,245,677	1,756,582	343,100	7,345,359	8.82
Palau	6,400	6,200	–	12,600	0.02
Papua New Guinea	174,830	229,780	–	404,610	0.49
Philippines	5,260,209	466,786	400,000	6,126,995	7.35
Sri Lanka	917,428	632,159	200,000	1,749,587	2.10
Thailand	610,295	354,175	5,887	970,357	1.16
Timor-Leste	10	30,840	–	30,850	0.04
Turkmenistan	35,147	81,735	–	116,882	0.14
Uzbekistan	847,741	1,240,014	238,000	2,325,755	2.79
Viet Nam	1,639,951	3,031,334	1,132,080	5,803,365	6.97
	52,778,653	21,782,353	8,667,943	83,228,949	99.90
Regional	34,981	10,019	40,000	85,000	0.10
TOTAL – December 31, 2012	52,813,634	21,792,372	8,707,943	83,313,949	100.00
Allowance for loan losses	(42,533)	–	–	(42,533)	
Unamortized loan origination cost—net	66,044	–	–	66,044	
NET BALANCE – December 31, 2012	**$ 52,837,145**	**$ 21,792,372**	**$ 8,707,943**	**$ 83,337,460**	
Made up of:					
Sovereign Loans	$ 49,937,141	$ 20,069,785	$ 7,439,073	$ 77,445,999	
Nonsovereign Loans					
Private Sector	2,612,915	1,166,346	1,213,722	4,992,983	
Public Sector	287,089	556,241	55,148	898,478	
Net Balance – December 31, 2012	$ 52,837,145	$ 21,792,372	$ 8,707,943	$ 83,337,460	
TOTAL – December 31, 2011	$ 49,729,390	$ 18,475,982	$ 9,873,907	$ 78,079,279	
Allowance for loan losses	(35,030)	–	–	(35,030)	
Unamortized loan origination cost—net	64,900	–	–	64,900	
NET BALANCE – December 31, 2011	**$ 49,759,260**	**$ 18,475,982**	**$ 9,873,907**	**$ 78,109,149**	
Made up of:					
Sovereign Loans	$ 47,052,649	$ 18,059,010	$ 7,729,810	$ 72,841,469	
Nonsovereign Loans					
Private Sector	2,485,257	386,972	1,509,797	4,382,026	
Public Sector	221,354	30,000	634,300	885,654	
Net Balance – December 31, 2011	$ 49,759,260	$ 18,475,982	$ 9,873,907	$ 78,109,149	

[1] Amounts outstanding on the multicurrency fixed lending rate loans totaled $5,685 ($11,488 – 2011), on pool-based loans totaled $5,694,794 ($7,108,319 – 2011) and on LIBOR-based loans and market-based loans totaled $47,113,155 ($42,609,582 – 2011). The average yield on loans was 1.56% (1.34% – 2011).

[2] Refer to the unwithdrawn portions of effective loans as of December 31, 2012. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $635,212 ($546,656 – 2011).

[3] Refer to approved loans that have not become effective as of December 31, 2012, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

The accompanying notes are an integral part of these financial statements (Appendix IX).

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2013	$ 4,666,684	2022	19,580,215
2014	4,539,577	2027	15,666,972
2015	3,826,991	2032	11,998,043
2016	4,468,541	2037	5,263,726
2017	4,111,808	over 2037	483,449
		Total	**$ 74,606,006**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2012	2011
Chinese yuan	$ 259,390	$ 266,350
Euro	57,947	41,469
Japanese yen	3,400,984	4,512,468
Indian rupee	138,240	171,552
Indonesian rupiah	47,209	37,466
Kazakhstan tenge	147,596	157,586
Pakistan rupee	164	177
Philippine peso	62,625	67,254
Swiss franc	915	1,697
Thailand baht	190,070	181,924
United States dollar	48,508,494	44,291,447
Total	**$ 52,813,634**	**$ 49,729,390**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF BORROWINGS
December 31, 2012 and 2011

Expressed in Thousands of United States Dollars

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]		Net Currency Obligation[3]		Weighted Average Cost (%) After Swaps
	2012	2011	2012	2011	2012	2011	
Australian dollar	$ 10,808,127	$ 9,824,319	$ (10,919,131)	$ (9,978,489)	$ (111,004)	$ (154,170)	
Brazilian real	1,081,717	1,206,052	(1,079,164)	(1,190,701)	2,553	15,351	
Canadian dollar	1,807,834	1,725,049	(1,838,015)	(1,801,090)	(30,181)	(76,041)	
Chinese yuan	539,965	520,666	51,138	65,715	538,960	514,725	
			(52,143)	(71,656)			
Hong Kong dollar	–	193,501	–	(195,056)	–	(1,555)	
Indian rupee	91,719	89,792	10,001	17,844	94,627	95,882	
			(7,093)	(11,754)			
Japanese yen	3,251,995	3,725,949	2,622,634	3,592,462	3,037,742	3,928,177	
			(2,836,887)	(3,390,234)			
Kazakhstan tenge	–	8,081	–	–	–	8,081	
Malaysian ringgit	175,161	174,927	(176,898)	(178,895)	(1,737)	(3,968)	
Mexican peso	21,414	42,066	(21,736)	(42,427)	(322)	(361)	
New Zealand dollar	597,317	374,780	(602,607)	(378,702)	(5,290)	(3,922)	
Norwegian krone	521,380	259,744	(526,592)	(262,664)	(5,212)	(2,920)	
Philippine peso	–	115,210	–	–	–	(569)	
			–	(115,779)			
Pound sterling	1,691,779	1,016,034	(1,693,033)	(1,012,810)	(1,254)	3,224	
Singapore dollar	–	193,539	–	(195,995)	–	(2,456)	
South African rand	2,021,508	2,683,858	(2,034,134)	(2,701,508)	(12,626)	(17,650)	
Swiss franc	1,009,838	960,481	(579,639)	(565,826)	430,199	394,655	
Thai baht	35,991	36,663	(36,324)	(36,861)	(333)	(198)	
Turkish lira	3,223,356	1,743,444	(3,237,274)	(1,759,092)	(13,918)	(15,648)	
United States dollar	37,399,537	33,363,106	25,489,496	23,789,344	56,110,741	49,668,885	
			(6,778,292)	(7,483,565)			
Subtotal	64,278,638	58,257,261	$ (4,245,693)	$ (3,907,739)	$ 60,032,945	$ 54,349,522	0.84
Unamortized discounts/ premiums and transition adjustments	18,424	21,083					
Accumulated translation adjustments							(0.57)
ASC 815 Adjustments							0.64
Total	**$ 64,297,062[4]**	**$ 58,278,344**					**0.91**

[1] Reported at Fair Value upon adoption of ASC 820/825 effective January 1, 2008, except for unswapped borrowings which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2012	Aggregate Face Amount 2011	Discounted Value 2012	Discounted Value 2011
Australian dollar	$ 1,005,144	$ 1,793,937	$ 860,403	$ 1,591,483
Brazilian real	231,301	214,941	193,986	174,646
Canadian dollar	802,407	783,392	794,662	745,089
South African rand	1,203,180	1,308,981	1,031,956	1,061,010
Swiss franc	535,245	521,544	456,572	422,665
Turkish lira	1,979,939	1,241,471	1,625,569	967,142
United States dollar	4,120,710	4,079,042	2,687,694	2,947,003

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[5]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2013	$ 13,046,229	2022	7,976,077
2014	11,290,337	2027	1,628,216
2015	11,302,069	2032	1,468,473
2016	9,499,837	2037	20,668
2017	8,065,156	over 2037	–
		Total	**$ 64,297,062**

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Average Rate (%) Pay Floating[6]	Maturing Through[7]
Receive Fixed Swaps:				
Australian dollar[8]	$ 58,167	2.64	(0.04)	2027–2032
Chinese yuan	266,514	3.49	3.37	2015–2020
Indian rupee	91,224	5.40	8.83	2014
United States dollar	30,776,156	2.36	0.52	2013–2019
United States dollar[9]	58,167	2.14	(0.06)	2016–2032
Receive Floating Swaps:				
Japanese yen	58,167	0.55	(0.07)	2016–2032
United States dollar	399,000	0.61	0.25	2013–2017
Total	**$ 31,707,395**			

[2] Include currency and interest rate swaps. At December 31, 2012, the remaining maturity of swap agreements ranged from less than one year to 25 years. Approximately 79.28% of the swap receivables and 81.62% of the payables are due before January 1, 2018.

[3] Adjusted by the cumulative effect of the adoption of ASC 815 effective January 1, 2001.

[4] Excludes accrued interest and commission.

[5] Bonds with put and call options were considered maturing on the first put or call date.

[6] Represents average current floating rates, net of spread.

[7] Swaps with early termination date were considered maturing on the first termination date.

[8] Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.

[9] Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2012
Expressed in Thousands of United States Dollars

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	3,585	0.03	$ 55,099	$ 47,752	$ 7,346	43,189	0.33
Armenia	31,671	0.30	486,758	462,367	24,391	71,275	0.54
Australia	614,220	5.79	9,440,070	8,967,974	472,096	653,824	4.93
Azerbaijan	47,208	0.45	725,549	689,186	36,364	86,812	0.65
Bangladesh	108,384	1.02	1,665,775	1,582,474	83,301	147,988	1.12
Bhutan	660	0.01	10,144	9,514	630	40,264	0.30
Brunei Darussalam	37,386	0.35	574,593	545,806	28,787	76,990	0.58
Cambodia	5,250	0.05	80,688	73,957	6,732	44,854	0.34
People's Republic of China	684,000	6.44	10,512,533	9,986,737	525,796	723,604	5.45
Cook Islands	282	0.003	4,334	4,119	215	39,886	0.30
Fiji	7,218	0.07	110,935	105,387	5,548	46,822	0.35
Georgia	36,243	0.34	557,026	529,131	27,895	75,847	0.57
Hong Kong, China	57,810	0.55	888,493	844,046	44,448	97,414	0.73
India	672,030	6.33	10,328,563	9,812,035	516,528	711,634	5.36
Indonesia	577,705	5.44	8,878,868	8,434,787	444,081	617,309	4.65
Japan	1,656,630	15.61	25,461,078	24,187,755	1,273,323	1,696,234	12.78
Kazakhstan	85,608	0.81	1,315,726	1,249,916	65,811	125,212	0.94
Kiribati	426	0.004	6,547	6,225	323	40,030	0.30
Republic of Korea	534,738	5.04	8,218,495	7,807,507	410,988	574,342	4.33
Kyrgyz Republic	31,746	0.30	487,911	463,504	24,406	71,350	0.54
Lao People's Democratic Republic	1,476	0.01	22,685	21,271	1,414	41,080	0.31
Malaysia	289,050	2.72	4,442,467	4,220,290	222,177	328,654	2.48
Republic of the Maldives	426	0.004	6,547	6,225	323	40,030	0.30
Marshall Islands	282	0.003	4,334	4,119	215	39,886	0.30
Federated States of Micronesia	426	0.004	6,547	6,225	323	40,030	0.30
Mongolia	1,596	0.02	24,529	23,300	1,230	41,200	0.31
Myanmar	57,810	0.55	888,493	844,046	44,448	97,414	0.73
Nauru	426	0.004	6,547	6,225	323	40,030	0.30
Nepal	15,606	0.15	239,852	227,848	12,003	55,210	0.42
New Zealand	163,020	1.54	2,505,487	2,380,197	125,290	202,624	1.53
Pakistan	231,240	2.18	3,553,974	3,376,244	177,729	270,844	2.04
Palau	342	0.003	5,256	4,995	261	39,946	0.30
Papua New Guinea	9,960	0.09	153,077	145,439	7,638	49,564	0.37
Philippines	252,912	2.38	3,887,055	3,692,681	194,374	292,516	2.21
Samoa	348	0.003	5,348	5,026	323	39,952	0.30
Singapore	36,120	0.34	555,136	527,379	27,757	75,724	0.57
Solomon Islands	708	0.01	10,881	10,343	538	40,312	0.30
Sri Lanka	61,560	0.58	946,128	898,806	47,322	101,164	0.76
Taipei,China	115,620	1.09	1,776,987	1,688,138	88,849	155,224	1.17
Tajikistan	30,402	0.29	467,254	443,832	23,423	70,006	0.53
Thailand	144,522	1.36	2,221,188	2,110,099	111,089	184,126	1.39
Timor-Leste	1,050	0.01	16,138	15,323	815	40,654	0.31
Tonga	426	0.004	6,547	6,225	323	40,030	0.30
Turkmenistan	26,874	0.25	413,032	392,330	20,702	66,478	0.50
Tuvalu	150	0.001	2,305	2,182	123	39,754	0.30
Uzbekistan	71,502	0.67	1,098,929	1,043,968	54,960	111,106	0.84
Vanuatu	708	0.01	10,881	10,343	538	40,312	0.30
Viet Nam	36,228	0.34	556,795	520,662	36,133	75,832	0.57
Total Regional (Forward)	**6,743,590**	**63.54**	**103,643,587**	**98,443,938**	**5,199,649**	**8,644,582**	**65.16**

MEMBERS	SUBSCRIBED CAPITAL Number of Shares	Percent of Total	Par Value Of Shares[1] Total	Callable	Paid-in	VOTING POWER Number of Votes	Percent of Total
Total Regional (Forward)	**6,743,590**	**63.54**	**103,643,587**	**98,443,938**	**5,199,649**	**8,644,582**	**65.16**
NONREGIONAL							
Austria	36,120	0.34	555,136	527,379	27,757	75,724	0.57
Belgium	36,120	0.34	555,136	527,379	27,757	75,724	0.57
Canada	555,258	5.23	8,533,871	8,107,099	426,772	594,862	4.48
Denmark	36,120	0.34	555,136	527,379	27,757	75,724	0.57
Finland	36,120	0.34	555,136	527,379	27,757	75,724	0.57
France	247,068	2.33	3,797,238	3,607,336	189,902	286,672	2.16
Germany	459,204	4.33	7,057,598	6,704,644	352,954	498,808	3.76
Ireland	36,120	0.34	555,136	527,317	27,818	75,724	0.57
Italy	191,850	1.81	2,948,581	2,801,114	147,467	231,454	1.75
Luxembourg	36,120	0.34	555,136	527,317	27,818	75,724	0.57
Netherlands	108,882	1.03	1,673,429	1,589,744	83,685	148,486	1.12
Norway	36,120	0.34	555,136	527,379	27,757	75,724	0.57
Portugal	12,040	0.11	185,045	172,027	13,018	51,644	0.39
Spain	36,120	0.34	555,136	527,379	27,757	75,724	0.57
Sweden	36,120	0.34	555,136	527,379	27,757	75,724	0.57
Switzerland	61,950	0.58	952,122	904,493	47,629	101,554	0.77
Turkey	36,120	0.34	555,136	527,379	27,757	75,724	0.57
United Kingdom	216,786	2.04	3,331,827	3,165,210	166,617	256,390	1.93
United States	1,656,189	15.60	25,454,293	24,181,242	1,273,051	1,695,793	12.78
Total Nonregional	**3,870,427**	**36.46**	**59,485,360**	**56,506,573**	**2,978,787**	**4,622,903**	**34.84**
TOTAL	**10,614,017**	**100.00**	**$ 163,128,947**	**$ 154,950,511**	**$ 8,178,436**	**13,267,485**	**100.00**

Note: Numbers may not sum precisely because of rounding.

[1] The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on January 31, 1966. Pending ADB's selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR 10,000 for financial reporting purposes. Exchange rate at December 31, 2012 was $1.53692. (Notes B and K)

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note Q). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus. At December 31, 2012 and 2011, the total of such loans, equity investments, and guarantees aggregated approximately 31.0% and 29.2%, respectively, of the total subscribed capital, reserves, and surplus.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2012, such equity investments represented approximately 8.4% (7.9% – 2011) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the OCR are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of special drawing right (SDR) capital values (Notes K and L), are charged or credited to Accumulated translation adjustments and reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive income.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as determined by the IMF, with each share valued at SDR10,000.

As of December 31, 2012, the value of the SDR in terms of the current United States dollar was $1.53692 ($1.53527 – 2011) giving a value for each share of ADB's capital equivalent to $15,369.20 ($15,352.70 – 2011).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ASC 815 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Investments

All investment securities and negotiable certificates of deposit held by ADB are considered by management to be Available for Sale and are reported at fair value. Unrealized gains and losses are reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive income. Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS (LOSSES) From investments.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortization of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

Securities Transferred Under Repurchase Agreements and Securities Purchased Under Resale Arrangements

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received is recorded as liabilities and restricted cash. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan terms ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan has been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

For sovereign loans, ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The impairment is determined based on the difference between the loan carrying value and present value of expected future cash flows discounted at the loan's effective interest rate. In addition, ADB provides collective provisions for nonsovereign loans based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes loan loss reserves for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that are not impaired or subject to collective provision is recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

From 2000 to 2003, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on

sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on or after October 1, 2007. Since 1988, ADB has charged front-end fees for nonsovereign loans.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after January 1, 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Miscellaneous liabilities on the Balance Sheet.

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of ADB to restrict the collateral received from swap counterparties for fulfilling its obligations under the collateral agreement. ADB records the restricted cash in OTHER ASSETS with a corresponding obligation to return the cash in ACCOUNTS PAYABLE AND OTHER LIABILITIES. Collateral received in the form of liquid securities is disclosed in Note H and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive income.

ADB applies the equity method of accounting to investments where it has the ability to exercise influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30 "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323 "Investments—Equity Method and Joint Ventures."

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments. ADB has determined that it is not practicable to estimate the fair value of equity investments reported at cost or written down.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On January 1, 2010, ASC 810 was amended to define the primary beneficiary to the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual return to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds variable interest (see Note R).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as one source to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. ADB simultaneously enters into currency and/or interest rate swaps for asset/liability management.

ADB reports all borrowings that have associated derivative instruments at fair value (FV). Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost. Amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Fair Value of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-03, *"Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements."* The update removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. It does not change the other criteria used in the assessment of effective control. The revised guidance is effective from quarter ended March 31, 2012 for ADB. This update did not have an impact on OCR's financial statements.

In May 2011, the FASB issued ASU 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs"*, which provides consistency between US GAAP and International Financial Reporting Standards (IFRSs) on the definition of fair value (FV) and guidance on how to measure FV and related disclosure requirements. The ASU does not require additional FV measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance is effective from quarter ended March 31, 2012 for ADB. See Notes D, E, F, G, H, J, O, and P for the required disclosures.

In June 2011, the FASB issued ASU 2011-05, *"Comprehensive Income (Topic 220) – Presentation of Comprehensive Income"*, which requires entities to present details of items that are reclassified from other comprehensive income to net income in the statement of comprehensive income. Subsequently, FASB issued ASU 2011-12 in December 2011 to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ADB elected to adopt the provisions in ASU 2011-05 and presented in Appendix II and Appendix III on OCR's December 31, 2012 and 2011 financial statements the reclassification adjustments.

In December 2011, the FASB issued ASU 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities"*, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. ADB is currently assessing the impact of this update on OCR's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2012 (42 – 2011), cash in banks (due from banks) totaling $72,138,000 ($95,206,000 – 2011) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, no member (one – 2011) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. The member lifted the restriction under the agreement effective December 4, 2012.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 2006.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. As of December 31, 2012, there are no outstanding purchase and sales of futures contracts (nil – 2011).

Included in Other securities as of December 31, 2012 were corporate obligations and other debt securities amounting to $770,508,000 ($1,200,001,000 – 2011).

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Included in Investments as of December 31, 2012 and 2011 were securities transferred under securities lending arrangements as follows:

	2012	2011
Government or government-guaranteed obligations	$ 91,735,000	$ 47,564,000
Corporate obligations	–	3,948,000
Total	**$ 91,735,000**	**$ 51,512,000**

The currency composition of the investment portfolio as of December 31, 2012 and 2011 expressed in United States dollars was as follows:

Currency	2012	2011
United States dollar	$ 11,242,498,000	$ 11,395,644,000
Yen	7,935,445,000	6,511,793,000
Australian dollar	803,184,000	739,003,000
Euro	784,898,000	1,043,317,000
Canadian dollar	420,775,000	406,312,000
New Zealand dollar	348,335,000	319,638,000
Swiss franc	345,884,000	367,857,000
Others	1,896,996,000	724,705,000
Total	**$ 23,778,015,000**	**$ 21,508,269,000**

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2012 and 2011 were as follows:

	2012		2011	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 10,044,369,000	$ 10,026,461,000	$ 8,093,610,000	$ 8,081,907,000
Due after one year through five years	12,269,206,000	11,963,908,000	11,895,876,000	11,605,916,000
Due after five years through ten years	1,351,761,000	1,319,607,000	1,415,163,000	1,345,745,000
Due after ten years through fifteen years	112,679,000	93,535,000	103,620,000	100,729,000
Total	**$ 23,778,015,000**	**$ 23,403,511,000**	**$ 21,508,269,000**	**$ 21,134,297,000**

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

	2012	2011
As of December 31		
Amortized cost	$ 22,092,505,000	$ 19,982,334,000
Estimated fair value	22,467,009,000	20,356,306,000
Gross unrealized gains	381,981,000	410,314,000
Gross unrealized losses	(7,477,000)	(36,342,000)
For the years ended December 31:		
Change in net unrealized gains from prior year	532,000	50,223,000
Proceeds from sales	774,263,000	4,943,974,000
Gross gain on sales	26,533,000	99,070,000
Gross loss on sales	(221,000)	(7,746,000)

The table below provides a listing of investments that sustained unrealized losses as of December 31, 2012. Six government or government-guaranteed obligations (five – 2011), one debt security (one – 2011) and no corporate obligations (two – 2011) sustained unrealized losses for over one year, representing 2.59% (2.71% – 2011) of the total investments. Comparative details for 2012 and 2011 are as follows:

For the year 2012	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$6,081,318,000	$ 1,697,000	$ 609,887,000	$ 5,288,000	$6,691,205,000	$ 6,985,000
Corporate bonds	49,999,000	152,000	–	–	49,999,000	152,000
Others	–	–	5,019,000	340,000	5,019,000	340,000
Total	**$6,131,317,000**	**$ 1,849,000**	**$ 614,906,000**	**$ 5,628,000**	**$6,746,223,000**	**$ 7,477,000**

For the year 2011	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$6,636,536,000	$ 25,247,000	$ 279,106,000	$ 4,850,000	$6,915,642,000	$ 30,097,000
Corporate bonds	242,784,000	2,243,000	297,627,000	2,373,000	540,411,000	4,616,000
Others	–	–	5,730,000	1,629,000	5,730,000	1,629,000
Total	**$6,879,320,000**	**$ 27,490,000**	**$ 582,463,000**	**$ 8,852,000**	**$7,461,783,000**	**$ 36,342,000**

Fair Value Disclosure

The fair value of investments as of December 31, 2012 and 2011 was as follows:

	December 31, 2012	Fair Value Measurements		
		Level 1	Level 2	Level 3
Assets				
Investments				
Government or government-guaranteed obligations	$ 21,696,501,000	$ 18,895,969,000	$ 2,699,791,000	$ 100,741,000
Time deposits and other obligations of banks	1,311,006,000	–	1,311,006,000	–
Corporate obligations	765,152,000	610,938,000	150,093,000	4,121,000
Others	5,356,000	5,019,000	–	337,000
Securities transferred under repurchase agreement	347,453,000	347,453,000	–	–
Securities purchased under resale arrangement	333,884,000	–	333,884,000	–
Total assets at fair value	**$ 24,459,352,000**	**$ 19,859,379,000**	**$ 4,494,774,000**	**$ 105,199,000**

	December 31, 2011	Fair Value Measurements Level 1	Level 2	Level 3
Assets				
Investments				
Government or government-guaranteed obligations	$ 19,156,304,000	$ 15,454,300,000	$ 3,499,267,000	$ 202,737,000
Time deposits and other obligations of banks	1,151,963,000	–	1,151,963,000	–
Corporate obligations	1,186,472,000	670,280,000	511,588,000	4,604,000
Others	13,530,000	5,730,000	7,194,000	606,000
Securities transferred under repurchase agreement	330,044,000	330,044,000	–	–
Securities purchased under resale arrangement	395,498,000	–	395,498,000	–
Total assets at fair value	**$ 22,233,811,000**	**$ 16,460,354,000**	**$ 5,565,510,000**	**$ 207,947,000**

If available, active market quotes are used to assign fair values to investment securities. These include most government/government-backed obligations, corporate obligations, and other debt securities. For investments where active market quotes are not available, investments are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads. Time deposits are reported at cost, which approximates fair value.

OCR's investments in liquid assets are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

Investments categorized as Level 3 include securities with fair values derived using a discounted cash flow model with significant unobservable inputs, or provided by independent pricing providers. The significant unobservable inputs include option adjusted spread, which is derived from a similar security issued by the same issuer. The option adjusted spread is used to adjust the discount rates, and significant increase (decrease) in the spread will generally decrease (increase) the fair value of the security. The following table provides quantitative information about the significant unobservable input used.

	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Investments			
Government or government-guaranteed obligations and other debt securities	Discounted cash flows	Option adjusted spread	0.07% to 0.09% (0.08%)

The table below provides the details of transfers between Levels 1 and 2 for the years ended December 31, 2012 and 2011:

	2012		2011	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 101,374,000	$ (101,374,000)	$ 9,997,000	$ (9,997,000)
Transfers (out of) into	(26,777,000)	26,777,000	(462,234,000)	462,234,000
Corporate obligations				
Transfers into (out of)	20,272,000	(20,272,000)	29,209,000	(29,209,000)
Transfers (out of) into	(14,509,000)	14,509,000	(116,520,000)	116,520,000
	$ 80,360,000	$ (80,360,000)	$ (539,548,000)	$ 539,548,000

The inter-level transfers are attributed to the availability of market quotes.

The following tables present the changes in the carrying amounts of ADB's Level 3 investments for the years ended December 31, 2012 and 2011:

	Investments			
	Government or government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2012	$ 202,737,000	$ 4,604,000	$ –	$ 606,000
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	–	112,000	–	–
Included in other comprehensive income (Appendix III)				
Currency translation adjustments	11,000	–	–	–
Unrealized investment holding losses	(227,000)	109,000	–	–
Purchases	–	3,983,000	–	–
Sales/Maturities	(7,607,000)	(4,687,000)	–	(269,000)
Settlement and others	–	–	–	–
Transfers into Level 3	–	–	–	–
Transfers out of Level 3	(94,173,000)	–	–	–
Balance, December 31, 2012	$ 100,741,000	$ 4,121,000	$ –	$ 337,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ (208,000)	$ 136,000	$ –	$ –

[a] Included in income from Investments (Appendix II).
[b] Included in unrealized investment holding gains for the period (Appendix III).

	Investments			
	Government or government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2011	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	216,000	(18,000)	–	–
Included in other comprehensive income (Appendix III)				
Currency translation adjustments	1,035,000	–	–	–
Unrealized investment holding losses	(6,050,000)	120,000	–	–
Purchases	93,999,000	–	–	–
Sales/Maturities	(1,326,221,000)	–	(2,356,000)	–
Settlement and others	–	–	(138,000)	(243,000)
Transfers into Level 3	107,404,000	4,502,000	–	–
Transfers out of Level 3	(2,227,563,000)	(318,969,000)	–	–
Balance, December 31, 2011	$ 202,737,000	$ 4,604,000	$ –	$ 606,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ 120,000	$ 120,000	$ –	$ –

[a] Included in income from Investments (Appendix II).
[b] Included in unrealized investment holding gains for the period (Appendix III).

Transfers into and out of Level 3 in 2012 are attributed to the availability of observable inputs and in 2011 are primarily the result of refining ADB's valuation approach. Investment securities classified under Level 3 consist of government or government-guaranteed obligations with a credit quality rating equivalent to Standard and Poor's AAA and corporate obligations with a credit quality rating equivalent to Standard and Poor's AA.

NOTE E—LOANS

Loans

The carrying amount and estimated fair value of loans outstanding at December 31, 2012 and 2011 were as follows:

	2012		2011	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 5,685,000	$ 6,108,000	$ 11,488,000	$ 12,674,000
Pool-based single currency (¥) loans	1,300,506,000	1,305,183,000	1,970,499,000	2,185,311,000
Pool-based single currency (US$) loans	4,394,163,000	5,271,642,000	5,137,483,000	6,200,680,000
LIBOR-based loans	46,303,562,000	46,639,429,000	41,772,348,000	42,091,798,000
Local currency loans	833,229,000	859,854,000	867,394,000	888,174,000
Loan arising from guarantee call	–	–	48,000	48,000
Total	**$ 52,837,145,000**	**$ 54,082,216,000**	**$ 49,759,260,000**	**$ 51,378,685,000**

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was

made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in yen, effective January 1, 2004.

Commencing July 1, 2001, ADB introduced LIBOR-based loans (LBLs) in the following currencies – United States dollar, euro, and yen. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loan (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% above ADB's average funding cost, and have a maturity of 5 years, including a 3-year grace period. As of December 31, 2012, five sovereign loans totaling $2,375,000,000 were outstanding.

During 2012, ADB received prepayments for ten loans (seven loans – 2011) amounting to $61,278,000 ($104,677,000 – 2011) and collected prepayment premiums of $15,000 ($334,000 – 2011). 92% of the prepaid amounts in 2012 were LIBOR-based loans compared to 57% in 2011.

Waiver on Loan Charges

For eligible sovereign loans negotiated before October 1, 2007, ADB continued to provide a waiver of a portion of interest on loans and commitment charges on undisbursed balances. The reduction in net income from the waivers on loan charges for the years ended December 31, 2012 and 2011 is summarized below:

	2012	2011
Interest waiver	$ 63,942,000	$ 65,852,000
Commitment charge waiver	1,430,000	2,229,000
Total	$ 65,372,000	$ 68,081,000

Loans in Non-accrual Status

ADB places loans in non-accrual status when they are past due by six months.

One nonsovereign loan was in non-accrual status as of December 31, 2012 (one – 2011) with principal outstanding and overdue of $18,405,000 ($22,826,000 – 2011). There was a recovery of unrecognized income amounting to $58,000 from nonsovereign loans for the year ended December 31, 2012 ($1,000 – 2011).

There were no sovereign loans in non-accrual status in 2012 or 2011.

An analysis of the age of the recorded loans outstanding including receivable arising from guarantee call, that are past due as of December 31, 2012 and 2011 is as follows:

	Overdue Loan Service Payments				
	1–90 Days	> 90 Days	Total	Current	Total Loans
2012					
Sovereign Loans	$ –	$ –	$ –	$ 49,845,608,000	$ 49,845,608,000
Nonsovereign Loans	–	18,569,000	18,569,000	2,949,457,000	2,968,026,000
Total	$ –	$ 18,569,000	$ 18,569,000	$ 52,795,065,000	52,813,634,000
Allowance for loan losses					(42,533,000)
Unamortized direct loan origination fees—net					66,044,000
Loans Outstanding					**$ 52,837,145,000**
2011					
Sovereign Loans	$ –	$ –	$ –	$ 46,972,115,000	$ 46,972,115,000
Nonsovereign Loans	–	23,003,000	23,003,000	2,734,272,000	2,757,275,000
Total	$ –	$ 23,003,000	$ 23,003,000	$ 49,706,387,000	49,729,390,000
Allowance for loan losses					(35,030,000)
Unamortized direct loan origination fees—net					64,900,000
Loans Outstanding					**$ 49,759,260,000**

As of December 31, 2012 and 2011, there were no loans 90 days or greater past due still accruing interest.

Undisbursed loan commitments and an analysis of loans by borrowers as of December 31, 2012 are shown in Appendix VI. The carrying amounts of loan outstanding by loan products at December 31, 2012 and 2011 are as follows:

	2012	2011
Sovereign Loans		
Fixed rate multicurrency loans	$ 5,685,000	$ 11,488,000
Pool-based single currency (¥) loans	1,300,506,000	1,970,499,000
Pool-based single currency (US$) loans	4,394,288,000	5,137,821,000
LIBOR-based loans	43,997,532,000	39,702,802,000
Local currency loans	147,597,000	149,505,000
	49,845,608,000	46,972,115,000
Allowance for loan losses	–	–
Unamortized direct loan origination cost—net	91,533,000	80,534,000
	91,533,000	80,534,000
Subtotal	49,937,141,000	47,052,649,000
Nonsovereign Loans		
LIBOR-based loans	2,270,328,000	2,024,470,000
Local currency loans	697,534,000	732,628,000
Others	164,000	177,000
	2,968,026,000	2,757,275,000
Allowance for loan losses	(42,533,000)	(35,030,000)
Unamortized front-end fee—net	(25,489,000)	(15,634,000)
	(68,022,000)	(50,664,000)
Subtotal	2,900,004,000	2,706,611,000
Total	**$ 52,837,145,000**	**$ 49,759,260,000**

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, no loan loss provision has been made against outstanding sovereign loans (nil – 2011). There was no accumulated loan loss provision for sovereign loans as of December 31, 2012 (nil – 2011).

A total of $7,503,000 in loss provision was made for nonsovereign loans ($7,475,000 – 2011 net write back) consisting of $11,758,000 provision ($5,657,000 – 2011), $4,869,000 write back ($13,052,000 write back/off – 2011), and $614,000 translation adjustment (negative $80,000 – 2011).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2012 and 2011

The changes in the allowance for loan losses during 2012 and 2011 as well as information pertaining to loans which were subject to specific allowance for loan losses were as follows:

	2012			2011		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 35,030,000	$ 35,030,000	$ –	$ 42,505,000	$ 42,505,000
Provision during the year	–	11,758,000	11,758,000	–	5,657,000	5,657,000
Written back/off	–	(4,869,000)	(4,869,000)	–	(13,052,000)	(13,052,000)
Translation adjustment	–	614,000	614,000	–	(80,000)	(80,000)
Ending Balance	$ –	$ 42,533,000	$ 42,533,000	$ –	$ 35,030,000	$ 35,030,000
Ending balance individually evaluated for impairment	$ –	$ 12,964,000	$ 12,964,000	$ –	$ 9,609,000	$ 9,609,000
Ending balance collectively evaluated for impairment	$ –	$ 29,569,000	$ 29,569,000	$ –	$ 25,421,000	$ 25,421,000
Loans:						
Ending Balance	$ 49,845,608,000	$ 2,968,026,000	$ 52,813,634,000	$ 46,972,115,000	$ 2,757,275,000	$ 49,729,390,000
Ending balance individually evaluated for impairment	$ –	$ 48,550,000	$ 48,550,000	$ –	$ 24,103,000	$ 24,103,000
Ending balance collectively evaluated for impairment	$ –	$ 2,919,476,000	$ 2,919,476,000	$ –	$ 2,733,172,000	$ 2,733,172,000

Allowances are established for all impaired loans. The recorded impaired loans receivable with related allowance for loan losses during 2012 and 2011 were as follows:

	2012			2011		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign Loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign Loans	48,550,000	18,569,000	12,964,000	24,103,000	23,003,000	9,609,000

No loans were modified or restructured for the years ended December 31, 2012 and 2011.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risk in the portfolio.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $18,569,000 in nonsovereign loans that were considered impaired ($24,103,000 nonsovereign loans – 2011).

		Sovereign Loans		Nonsovereign Loans	
Risk Class	**Risk Rating**	**2012**	**2011**	**2012**	**2011**
Low credit risk	1–5 (AAA to BBB–)	$ 34,358,798,000	$ 23,006,067,000	$ 940,005,000	$ 773,600,000
Medium credt risk	6–11 (BB+ to B–)	10,465,274,000	23,938,700,000	1,699,518,000	1,910,494,000
High credit risk	12–14 (CCC+ to D)	5,021,536,000	27,348,000	328,503,000	73,181,000
Total		**$ 49,845,608,000**	**$ 46,972,115,000**	**$ 2,968,026,000**	**$ 2,757,275,000**

As of December 31, 2012, ADB had a significant concentration of credit risk to Asia and the Pacific region associated with loan products. The credit exposure determined based on fair value of loans and including the outstanding guarantees amounted to $55,987,099,000 ($53,373,873,000 – 2011).

Fair Value Disclosure

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. As of December 31, 2012 and 2011, all loans are carried at amortized cost. The loan portfolio is fair valued using a discounted cash flow method, by which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, reduced by the specific and collective provisions.

Fair valuation is based on internal discounted cash flow models. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the fair value of the loan portfolio. The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the fair value of the loan.

The fair value hierarchy of all ADB loans as of December 31, 2012:

	2012
Level 1	$ –
Level 2	45,290,049,000
Level 3	8,792,167,000
Total loans at fair value	**$ 54,082,216,000**

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the year ending December 31, 2012 and 2011 were as follows:

	2012		2011	
	Amount	No.of Loans	Amount	No.of Loans
Sovereign loans	$1,181,585,000	44	$1,192,845,000	42
Nonsovereign loans	281,143,000	8	356,687,000	8
Total	**$1,462,728,000**	**52**	**$1,549,532,000**	**50**

During the year ended December 31, 2012, a total of $210,000 ($65,000 – 2011) was received as compensation for arranging and administering such loans. This amount has been included in Revenue from other sources.

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is generally 2 years for short term programs and 9 or more years for long term programs. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of December 31, 2012, total loan arising from guarantee call was $164,000 ($177,000 – 2011) with corresponding allowance for losses of $164,000 ($129,000 – 2011). None of the outstanding amounts under the guarantee obligations as of December 31, 2012 and 2011 were subject for call.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2012 and 2011 covered:

	2012		2011	
	Committed Amount	**Outstanding Amount**	**Committed Amount**	**Outstanding Amount**
Partial Credit Guarantees				
with counterguarantee	$ 1,450,009,000	$ 1,419,400,000	$ 1,550,995,000	$ 1,533,445,000
without counterguarantee	821,162,000	316,012,000	759,913,000	355,470,000
	2,271,171,000	1,735,412,000	2,310,908,000	1,888,915,000
Political Risk Guarantees				
with counterguarantee	262,358,000	136,630,000	139,967,000	92,093,000
without counterguarantee	80,686,000	32,842,000	29,535,000	14,180,000
	343,044,000	169,472,000	169,502,000	106,273,000
Total	**$ 2,614,215,000**	**$ 1,904,884,000**	**$ 2,480,410,000**	**$ 1,995,188,000**

The committed amount represents the maximum potential amount of undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of December 31, 2012, a total liability of $21,725,000 ($13,857,000 – 2011) relating to stand-by ready obligation for three partial credit risk guarantees (two – 2011) and three political risk guarantees (two – 2011) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after December 31, 2002.

Fair Value Disclosure

As of December 31, 2012 and 2011, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the fair value hierarchy.

The accounting division is responsible for determining and reporting the fair value of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable input such as discount rates applicable to individual guarantee contracts that are internally determined and are classified in Level 3 category. An increase in discount rates generally results in a decrease in the fair value of the guarantees.

The valuation technique and quantitative information regarding significant unobservable inputs for guarantee receivable/guarantee liabilities classified as Level 3 as of December 31, 2012 are presented below:

	Valuation Technique	**Unobservable Inputs**	**Range (Weighted Average)**
Guarantee receivable/ Guarantee liabilities	Discounted cash flows	Discount rates	3.04% to 5.37% (3.7%)

The following tables present the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the years ended December 31, 2012 and 2011:

	Guarantee Receivable/Liability	
	2012	2011
Beginning of the period	$ (13,857,000)	$ (17,604,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	–
Included in other comprehensive income	–	–
Issuances	(20,536,000)	(7,475,000)
Maturities/Redemptions	12,668,000	11,222,000
End of the period	$ (21,725,000)	$ (13,857,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ –

NOTE G—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are classified and accounted into: (i) investments classified as available for sale; (ii) investments accounted for under the equity method; and (iii) investments in other non-controlled entities without readily available fair values, reported at cost or written down value.

The carrying value of equity investments as of December 31, 2012 and 2011 was as follows:

	2012	2011
Equity method	$ 483,675,000	$ 460,708,000
Available for sale	271,213,000	297,741,000
Cost method	194,373,000	212,173,000
Total	**$ 949,261,000**	**$ 970,622,000**

As of December 31, 2012, there were four (five – 2011) equity investments which were classified as available for sale totaling $271,213,000 ($297,741,000 – 2011). There was one investment that sustained unrealized losses in 2012 (one – 2011).

Additional information relating to equity investments classified as available for sale is as follows:

	2012	2011
As of December 31		
Amortized cost	$ 56,988,000	$ 76,040,000
Estimated fair value	271,213,000	297,741,000
Gross unrealized gains	214,265,000	221,718,000
Gross unrealized losses	(40,000)	(17,000)
For the years ended December 31:		
Change in net unrealized gains from prior year	(7,476,000)	(151,175,000)
Proceeds from sales	132,081,000	150,136,000
Gross gain on sales	88,062,000	110,838,000
Gross loss on sales	–	(320,000)

Approved equity investment facility that has not been disbursed was $651,991,000 at December 31, 2012 ($611,500,000 – 2011).

The fair value hierarchy of ADB's equity investments reported at fair value as of December 31, 2012 was $271,213,000 ($297,741,000 – 2011). These comprise equity investments with readily determinable market prices, which are classified as available for sale and are valued using quoted prices in active markets and are classified as Level 1.

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset and liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreement usually match the terms of particular investments.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or

payments are limited to the change in market value of the future contracts. As of December 31, 2012, there was no payment on future contracts ($556,000 – 2011).

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments, loans, and borrowings. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value Disclosure

The fair value hierarchy of ADB's derivatives and the location as of December 31, 2012 and 2011 was as follows:

	Balance Sheet Location	December 31, 2012	Fair Value Measurements Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 27,700,409,000	$ –	$ 21,064,844,000	$ 6,635,565,000
Interest rate swaps		4,613,581,000	–	4,554,344,000	59,237,000
FX Swaps		104,972,000	–	104,972,000	–
Investments related swaps	Receivable from Swaps - Others				
Currency swaps		4,808,266,000	–	4,808,266,000	–
Interest rate swaps		40,758,000	–	40,758,000	–
FX swaps		3,691,902,000	–	3,691,902,000	–
Loans related swaps	Receivable from Swaps - Others				
Currency swaps		597,180,000	–	597,180,000	–
Interest rate swaps		33,881,000	–	17,273,000	16,608,000
Total assets at fair value		$ 41,590,949,000	$ –	$ 34,879,539,000	$ 6,711,410,000
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 24,972,147,000	$ –	$ 24,972,147,000	$ –
Interest rate swaps		3,096,876,000	–	3,035,737,000	61,139,000
FX Swaps		104,246,000	–	104,246,000	–
Investments related swaps	Payable for Swaps - Others				
Currency swaps		4,762,038,000	–	4,762,038,000	–
Interest rate swaps		104,182,000	–	104,182,000	–
FX swaps		3,447,457,000	–	3,447,457,000	–
Loans related swaps	Payable for Swaps - Others				
Currency swaps		576,010,000	–	25,608,000	550,402,000
Interest rate swaps		89,966,000	–	68,464,000	21,502,000
Total liabilities at fair value		$ 37,152,922,000	$ –	$ 36,519,879,000	$ 633,043,000

	Balance Sheet Location	December 31, 2011	Fair Value Measurements Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 26,014,414,000	$ –	$ 20,147,436,000	$ 5,866,978,000
Interest rate swaps		5,139,633,000	–	5,056,223,000	83,410,000
FX Swaps		219,057,000	–	219,057,000	–
Investments related swaps	Receivable from Swaps - Others				
Futures		1,877,873,000	–	1,877,873,000	–
Currency swaps		55,943,000	–	55,943,000	–
Interest rate swaps		3,615,024,000	–	3,615,024,000	–
Loans related swaps	Receivable from Swaps - Others				
Currency swaps		620,385,000	–	620,385,000	–
Interest rate swaps		50,982,000	–	28,481,000	22,501,000
Total assets at fair value		**$ 37,593,311,000**	**$ –**	**$ 31,620,422,000**	**$ 5,972,889,000**
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 23,742,774,000	$ –	$ 23,742,774,000	$ –
Interest rate swaps		3,505,734,000	–	3,422,175,000	83,559,000
FX Swaps		216,857,000	–	216,857,000	–
Investments related swaps	Payable for Swaps - Others				
Futures		2,104,936,000	–	2,104,936,000	–
Currency swaps		116,731,000	–	116,731,000	–
Interest rate swaps		3,632,380,000	–	3,632,380,000	–
Loans related swaps	Payable for Swaps - Others				
Currency swaps		608,110,000	–	25,560,000	582,550,000
Interest rate swaps		114,209,000	–	86,793,000	27,416,000
Total liabilities at fair value		**$ 34,041,731,000**	**$ –**	**$ 33,348,206,000**	**$ 693,525,000**

The office of risk management is primarily responsible for determining the fair value of derivatives using discounted cash flow models. Inputs for the models are based on available market data such as interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation.

Foreign exchange, interest rate, and cross currency swap contracts are fair valued with market inputs using discounted cash flow models. Market inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are applied to the models to determine fair value. The market inputs to the model are obtained from pricing services and brokers. ADB has a process to validate the appropriateness of the inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For some interest rate and currency swaps, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the fair value of derivative assets. A significant increase (decrease) in the basis swap spread will generally increase (decrease) the fair value of derivative liabilities.

During the year ended December 31, 2012, there were no inter-level transfers in the derivatives portfolio.

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of December 31, 2012 are presented below:

	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, interest rate swaps, FX Swaps	Discounted cash flows	Basis swap spread	2.13% to 6.25% (4.28%)

The following tables present the changes in the carrying amounts of ADB's Level 3 financial assets and financial liabilities for the years ended December 31, 2012 and 2011:

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2012	$ 5,950,388,000	$ (83,559,000)	$ 22,501,000	$ (609,966,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	99,474,000	22,370,000	(5,219,000)	20,796,000
Included in other comprehensive income[b]	179,112,000	50,000	(674,000)	(1,903,000)
Issuances	2,245,148,000	–	–	(3,658,000)[c]
Maturities/Redemptions	(1,779,320,000)	–	–	22,827,000
Balance, December 31, 2012	$ 6,694,802,000	$ (61,139,000)	$ 16,608,000	$ (571,904,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 15,804,000	$ 21,515,000	$ (4,955,000)	$ 21,051,000

[a] Included in net unrealized (losses) gains (Appendix II)
[b] Included in curency translation adjustments (Appendix III)
[c] Accretion.

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2011	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(543,520,000)	55,456,000	(7,577,000)	(12,644,000)
Included in other comprehensive income[b]	(380,073,000)	(1,295,000)	(2,436,000)	33,103,000
Issuances	1,079,175,000	–	–	(306,961,000)[c]
Maturities/Redemptions	(1,716,604,000)	–	–	30,994,000
Balance, December 31, 2011	$ 5,950,388,000	$ (83,559,000)	$ 22,501,000	$ (609,966,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (104,257,000)	$ 56,794,000	$ (7,776,000)	$ (10,859,000)

[a] Included in net unrealized (losses) gains (Appendix II)
[b] Included in curency translation adjustments (Appendix III)
[c] Accretion.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2012 and 2011

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain / (Loss) recognized in Income / Expenses on Derivatives	Amount of Gain / (Loss) recognized in income on Derivatives	
		2012	2011
Futures	Net Realized Gains (Losses)	–	$ (556,000)
Investment related swaps			
Currency swaps	Net Unrealized (Losses) Gains	33,171,000	(1,883,000)
	Revenue from Investments	(3,528,000)	(5,536,000)
Interest rate swaps	Net Unrealized (Losses) Gains	(2,708,000)	(18,920,000)
	Revenue from Investments	(4,543,000)	(5,362,000)
	Net Realized Gains from Investments	–	(6,990,000)
FX swaps	Net Unrealized (Losses) Gains	(3,755,000)	3,894,000
	Revenue from Investments	24,131,000	9,325,000
FX forward	Net Realized Gains (Losses)	–	63,000
		42,768,000	(25,409,000)
Loans related swaps			
Currency swaps	Net Unrealized (Losses) Gains	16,196,000	(21,707,000)
	Revenue from Loans	(20,056,000)	(17,641,000)
Interest rate swaps	Net Unrealized (Losses) Gains	6,010,000	13,102,000
	Revenue from Loans	(16,563,000)	(44,525,000)
		(14,413,000)	(70,771,000)
Borrowings related swaps			
Currency swaps	Net Unrealized (Losses) Gains	377,604,000	716,606,000
	Borrowings and related expenses	1,026,661,000	1,302,275,000
Interest rate swaps	Net Unrealized (Losses) Gains	(98,204,000)	648,521,000
	Borrowings and related expenses	580,807,000	622,724,000
FX swaps	Net Unrealized (Losses) Gains	41,000	(2,000)
	Borrowings and related expenses	1,681,000	632,000
		1,888,590,000	3,290,756,000

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only transacts with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of December 31, 2012 is $353,799,000 ($456,030,000 – 2011). There is no gross liability position in the aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement as of December 31, 2012 (nil – 2011).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of December 31, 2012, ADB had received collateral of $4,152,782,000 ($3,319,857,000 – 2011) in connection with the swap agreements. Of this amount, $2,155,150,000 ($1,942,954,000 – 2011) was recorded as swap related collateral.

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2012 amounted to $408,000 ($396,000 – 2011) reducing depreciation expense for the new headquarters building from $4,342,000 ($4,342,000 – 2011) to $3,934,000 ($3,946,000 – 2011). At December 31, 2012, the unamortized deferred compensation balance (included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous) was $7,494,000 ($7,527,000 – 2011). At December 31, 2012 accumulated depreciation for property, furniture, and equipment was $222,062,000 ($201,868,000 – 2011).

The changes in the property, equipment, and intangible assets during 2012 and 2011, as well as information pertaining to accumulated depreciation, are as follows:

	Property, Furniture and Equipment				
	Land	Buildings and Improvments	Office Furniture and Equipment	Work in Progress	Total
Cost:					
Balance, January 1, 2012	$ 10,178,000	$ 209,261,000	$ 131,429,000	$ 12,451,000	$ 363,319,000
Additions during the year	–	2,568,000	21,014,000	(1,895,000)	21,687,000
Disposals during the year	–	–	(3,079,000)	–	(3,079,000)
Balance, December 31, 2012	10,178,000	211,829,000	149,364,000	10,556,000	381,927,000
Accumulated Depreciation:					
Balance, January 1, 2012	–	(102,203,000)	(99,665,000)	–	(201,868,000)
Depreciation during the year	–	(6,097,000)	(17,122,000)	–	(23,219,000)
Disposals during the year	–	–	3,025,000	–	3,025,000
Balance, December 31, 2012	–	(108,300,000)	(113,762,000)	–	(222,062,000)
Net Book Value, December 31, 2012	**$ 10,178,000**	**$ 103,529,000**	**$ 35,602,000**	**$ 10,556,000**	**$ 159,865,000**

	Property, Furniture and Equipment				
	Land	Buildings and Improvments	Office Furniture and Equipment	Work in Progress	Total
Cost:					
Balance, January 1, 2011	$ 10,178,000	$ 201,607,000	$ 117,224,000	$ 17,460,000	$ 346,469,000
Additions during the year	–	7,654,000	16,878,000	(5,009,000)	19,523,000
Disposals during the year	–	–	(2,673,000)	–	(2,673,000)
Balance, December 31, 2011	10,178,000	209,261,000	131,429,000	12,451,000	363,319,000
Accumulated Depreciation:					
Balance, January 1, 2011	–	(96,205,000)	(89,087,000)	–	(185,292,000)
Depreciation during the year	–	(5,998,000)	(13,051,000)	–	(19,049,000)
Disposals during the year	–	–	2,473,000	–	2,473,000
Balance, December 31, 2011	–	(102,203,000)	(99,665,000)	–	(201,868,000)
Net Book Value, December 31, 2011	**$ 10,178,000**	**$ 107,058,000**	**$ 31,764,000**	**$ 12,451,000**	**$ 161,451,000**

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

In adopting ASC 825, ADB elected to fair value all borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its borrowings that are not swapped at amortized cost.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the fair value of the borrowings. Parameters and models used for valuation are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. On some borrowings significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities, and equity indices.

The fair value hierarchy of ADB's borrowings carried at fair value as of December 31, 2012 and 2011 was as follows:

		Fair Value Measurements		
	December 31, 2012	Level 1	Level 2	Level 3
Borrowings	$ 58,563,029,000	$ –	$ 51,335,219,000	$ 7,227,810,000
Accrued interest on borrowings	435,675,000	–	370,466,000	65,209,000
Total borrowings at fair value	**$ 58,998,704,000**	**$ –**	**$ 51,705,685,000**	**$ 7,293,019,000**

		Fair Value Measurements		
	December 31, 2011	Level 1	Level 2	Level 3
Borrowings	$ 54,037,988,000	$ –	$ 47,609,798,000	$ 6,428,190,000
Accrued interest on borrowings	508,307,000	–	428,067,000	80,240,000
Total borrowings at fair value	**$ 54,546,295,000**	**$ –**	**$ 48,037,865,000**	**$ 6,508,430,000**

As of December 31, 2012, the fair value of ADB's borrowings reported at amortized cost was $6,841,374,000 ($5,448,616,000 in 2011).

The fair value of borrowings reported at amortized cost as of December 31, 2012 were all classified as Level 2 within the fair value hierarchy.

During the year ended December 31, 2012, there were no inter-level transfers in ADB's borrowings.

The following tables present the changes in the carrying amounts of ADB's Level 3 borrowings for the years ended December 31, 2012 and 2011:

	2012	2011
Balance, January 1	$ (6,428,190,000)	$ (7,877,872,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	(140,013,000)	427,826,000
Included in other comprehensive income[b]	(180,682,000)	373,524,000
Issuances	(2,258,231,000)	(1,069,661,000)
Maturities/Redemptions	1,779,306,000	1,717,993,000
Balance, December 31	(7,227,810,000)	(6,428,190,000)
Accrued interest on borrowings	(65,209,000)	(80,240,000)
Balance, December 31 (including accrued interest)	$ (7,293,019,000)	$ (6,508,430,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (49,749,000)	$ 28,282,000

[a] Included in net unrealized (losses) gains (Appendix II).
[b] Included in currency translation adjustments (Appendix III).

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's borrowings classified as Level 3 as of December 31, 2012 are presented below:

	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-1.83% to 0.99% (-0.93%)

The derived credit spread adjusts the discount rate in valuing the borrowings. A significant increase (decrease) in credit spreads generally increases (decreases) the fair value of the borrowings.

Refer to Appendix VII for Summary Statement of Borrowings.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

On April 29, 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member was entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. The GCI V subscription period was concluded in January 2012 with 66 members (48 from regional and 18 from non-regional) out of 67 members subscribing to the additional 7,067,706 shares (282,708 paid-in shares and 6,784,998 callable shares).

The authorized capital stock of ADB as of December 31, 2012 consists of 10,638,933 shares (10,638,933 – 2011), of which 10,614,017 shares (10,583,580 – 2011) have been subscribed by members. Of the subscribed shares, 10,081,885 (10,052,666 – 2011) are "callable" and 532,132 (530,914 – 2011) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of

funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $335,723,000 ($282,001,000 – 2011), while those notes received with fixed encashment schedules totaled $455,183,000 ($296,990,000 – 2011).

As of December 31, 2012, all matured installments amounting to $6,096,303,000 ($5,322,254,000 – 2011) had been received. Installments not due aggregating $2,082,133,000 ($2,828,710,000 – 2011) were as follows:

For the Year ending December 31:	
2013	$ 846,609,000
2014	846,609,000
2015	388,915,000
	$ 2,082,133,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,172,000 as of December 31, 2012 ($73,094,000 – 2011) expressed in terms of the SDR on the basis of $1.53692 ($1.53527 – 2011) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the CAPITAL AND RESERVES portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2012 consisted of (i) the increase of $1,219,836,000 ($1,044,331,000 – 2011) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2012 and (ii) the net decrease of $331,990,000 ($448,525,000 – 2011) in

the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2012	2011
Notional MOV Receivables	$ 1,240,310,000	$ 1,132,513,000
Notional MOV Payables	352,464,000	536,707,000
Total	**$ 887,846,000**	**$ 595,806,000**

Membership

As of December 31, 2012 and 2011, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region *(Appendix VIII)*.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2012, the Board of Governors approved the allocation of 2011 net income of $593,735,000, after appropriation of guarantee fees to special reserve, as follows: (i) $6,300,000 be added from Loan Loss Reserve; (ii) $22,882,000 representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, to Cumulative Revaluation Adjustments account; (iii) $417,153,000 to Ordinary Reserve; (iv) $120,000,000 to Asian Development Fund (ADF); and (v) $40,000,000 to Technical Assistance Special Fund (TASF).

In May 2011, the Board of Governors approved the allocation of 2010 net income of $614,489,000, after appropriation of guarantee fees to special reserve, as follows: (i) $45,900,000 be transferred from Loan Loss Reserve; (ii) $77,779,000 representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, to Cumulative Revaluation Adjustments account; (iii) $422,610,000 to Ordinary Reserve; (iv) $120,000,000 to ADF; and (v) $40,000,000 to TASF.

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net credit of $4,540,000 to the Ordinary Reserve during the year ended December 31, 2012 ($6,925,000 – 2011). That credit is the decrease in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors. The unutilized funds of Asian Tsunami Fund amounting to $6,765,000 were also returned during the year.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – Cumulative Revaluation Adjustments Account. Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2012, the 2011 net unrealized gains on derivatives of $5,683,000 ($42,738,000 – 2011) and net gains from equity investments accounted under equity method of $17,199,000 ($35,041,000 – 2011) resulted to the credit balance of the Cumulative Revaluation Adjustments account at December 31, 2012 to $284,182,000 ($261,300,000 – 2011).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended December 31, 2012, guarantee fees amounting to $18,382,000 ($15,722,000 – 2011) were appropriated to Special Reserve.

Loan Loss Reserve

ADB sets aside Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign and nonsovereign loans and guarantees portfolio. The loan loss reserve is estimated based on expected loss using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

In 2012, the loan loss reserve requirement was $193,800,000 ($200,100,000 – 2011).

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2012, there was no additional allocation to surplus.

Comprehensive (Loss) Income

Comprehensive (loss) income has two major components: net income and other comprehensive loss comprising gains and losses affecting equity that, under US GAAP, are excluded from net income. Other comprehensive loss includes items such as unrealized gains and losses on financial instruments classified as available for sale, translation adjustments, and pension and post-retirement liability adjustment.

The changes in Accumulated Other Comprehensive Loss balances for the years ended December 31, 2012 and 2011 expressed in thousands of US dollars were as follows:

	Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/Postretirement Liability Adjustment		Accumulated Other Comprehensive Loss	
	2012	2011	2012	2011	2012	2011	2012	2011
Balance, January 1	$ 144,085	$ 125,727	$ 617,578	$ 742,256	$ (1,182,933)	$ (921,328)	$ (421,270)	$ (53,345)
Changes from period activity	(38,042)	18,358	(8,474)	(124,678)	(329,990)	(261,605)	(376,506)	(367,925)
Balance, December 31	**$ 106,043**	**$ 144,085**	**$ 609,104**	**$ 617,578**	**$ (1,512,923)**	**$ (1,182,933)**	**$ (797,776)**	**$ (421,270)**

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2012 was $770,486,000 ($649,599,000 – 2011). The average yield on the loan portfolio during the year was 1.56% (1.34% – 2011), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2012 amounted to $15,000 ($334,000 – 2011).

Total income from investments including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended December 31, 2012 was $433,746,000 ($432,663,000 – 2011). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 1.69% (2.04% – 2011) excluding unrealized gains and losses on investments and 1.70% (2.20% – 2011) including unrealized gains and losses on investments.

Including net realized gains, equity investment operations resulted to a net income of $118,255,000 ($164,644,000 – 2011) for the year ended December 31, 2012, excluding equity investments related expenses. This included a total of $33,592,000 ($28,989,000 – 2011) share in the net gains of investee companies accounted for under the equity method, dividend income, gains on disposals, and other income of $4,450,000 ($14,081,000 – 2011), $89,725,000 ($122,723,000 – 2011), and $434,000 ($961,000 – 2011), respectively, offset by $9,948,000 ($2,109,000 – 2011) other than temporary impairment losses.

Income from other sources primarily included income received as executing agency amounting to $10,388,000 ($9,189,000 – 2011), interest income earned on bank accounts, staff accounts, and various securities from troubled debt restructuring totaled $4,156,000 ($6,621,000 – 2011), and reversals of expenses charged to prior years of $4,181,000 ($4,437,000 – 2011). No impairment losses on debt securities held under the nonsovereign operations incurred for the year ended December 31, 2012 ($19,798,000 – 2011).

Total borrowing expense of $504,140,000 ($362,419,000 – 2011) consisted of interest expense of $506,587,000 ($352,800,000 – 2011), amortization of borrowings' issuance costs and other expenses of $13,782,000 ($15,116,000 – 2011), and net realized gains on redemption of bonds of $16,229,000 ($5,497,000 – 2011).

Total depreciation expense incurred for the year ended December 31, 2012 amounted to $22,811,000 ($18,653,000 – 2011).

ADB leases office spaces and other assets. Rental expenses under operating leases for the years ended December 31, 2012 and 2011 were $10,463,000 and $9,485,000, respectively. The minimum rental payments required under operating leases that have initial or noncancelable lease terms in excess of one year as of December 31, 2012 are as follows:

Year ending December 31	Minimum future rentals
2013	$ 4,807,000
2014	3,622,000
2015	1,847,000
2016	645,000
Later years	806,000

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2012 were apportioned between OCR and ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $654,963,000 ($589,811,000 – 2011), $283,063,000 ($254,829,000 – 2011) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $20,755,000 ($19,037,000 – 2011) related to new loans made effective for the year ended December 31, 2012 *(Note B)*.

For the year ended December 31, 2012, loss provision of $6,889,000 ($7,395,000 – 2011 write back) consisted of $11,758,000 additional loan loss provision ($5,657,000 – 2011) and $4,869,000 ($13,052,000 – 2011) write backs.

The following table provides information on the unrealized gains or losses included in income for the years ended December 31, 2012 and 2011:

	2012	2011
Unrealized (losses) gains on:		
Borrowings and related swaps	$ (380,550,000)	$ 30,161,000
Investments related swaps	30,463,000	(20,803,000)
Loan related swaps	22,206,000	(8,605,000)
FX swaps	(3,714,000)	3,892,000
Translation adjustments in non-functional currencies	684,000	1,316,000
Amortization of the ASC 815 transition adjustment	–	(278,000)
Total	**$ (330,911,000)**	**$ 5,683,000**

NOTE N—RELATED PARTY TRANSACTIONS

At December 31, 2012 and 2011, ADB had the following receivables from/payables to special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities which are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

	2012	2011
Amounts receivable from:		
Asian Development Fund	$ 37,894,000	$ 41,432,000
Technical Assistance Special Fund	–	2,000
Japan Special Fund	25,000	12,000
Asian Development Bank Institute	138,000	174,000
Asian Tsunami Fund	–	7,000
Pakistan Earthquake Fund	8,000	50,000
Regional Cooperation and Integration Fund	53,000	76,000
Climate Change Fund	27,000	8,000
Asia Pacific Disaster Response Fund	67,000	7,000
ASEAN Infrastructure Fund	219,000	–
Agency Trust Funds—net	1,784,000	4,421,000
Staff Retirement Plan	1,688,000	–
Total	**$ 41,903,000**	**$ 46,189,000**
Amounts payable to:		
Technical Assistance Special Fund	$ 2,000	$ –
Staff Retirement Plan	–	7,566,000
Total	**$ 2,000**	**$ 7,566,000**

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average two years remuneration during eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP. ADB is expected to contribute $46,964,000 to the Plan for 2013 based on budgeted contribution of 21%.

ADB's staff members are expected to contribute $53,747,000 representing participants' mandatory contribution of $11,647,000 and discretionary contributions of $42,100,000.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs seven external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2011, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and Global fixed income. The Plan's long-term target asset-mix is 40% US equity, 30% non-US equity and 30% global fixed income.

For the year ended December 31, 2012 the net return on the Plan assets was 13.6% (negative 0.9% – 2011). ADB expects the long-term rate of return on the assets to be 7.5% (7.5% – 2011).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed investment return of 7.5% on the Plan's assets is expected to remain broadly the same, year to year.

Actuarial assumptions based on the 2005-2009 experience were used as the basis for the actuarial valuation as of December 31, 2012 and 2011. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of international staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at December 31, 2012 and 2011:

	Pension Benefits		Postretirement Medical Benefits	
	2012	2011	2012	2011
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 2,527,474,000	$ 2,219,073,000	$ 322,631,000	$ 273,085,000
Service cost	67,727,000	62,795,000	18,080,000	14,466,000
Interest cost	129,515,000	124,079,000	17,044,000	15,661,000
Plan participants' contributions	64,972,000	53,516,000	–	–
Actuarial loss	400,422,000	157,104,000	66,094,000	22,318,000
Benefits paid	(93,682,000)	(89,093,000)	(3,223,000)	(2,899,000)
Projected benefit obligation at end of year	$ 3,096,428,000	$ 2,527,474,000	$ 420,626,000	$ 322,631,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,377,926,000	$ 1,323,904,000	$ –	$ –
Actual return on plan assets	188,857,000	(11,442,000)	–	–
Employer's contribution	102,986,000	101,041,000	3,223,000	2,899,000
Plan participants' contributions	64,972,000	53,516,000	–	–
Benefits paid	(93,682,000)	(89,093,000)	(3,223,000)	(2,899,000)
Fair value of plan assets at end of year	$ 1,641,059,000	$ 1,377,926,000	$ –	$ –
Funded status	$ (1,455,369,000)	$ (1,149,548,000)	$ (420,626,000)	$ (322,631,000)
Funded status	$ (1,455,369,000)	$ (1,149,548,000)	$ (420,626,000)	$ (322,631,000)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(7,341,000)	(6,418,000)
Noncurrent liabilities	(1,455,369,000)	(1,149,548,000)	(413,285,000)	(316,213,000)
Net amount recognized	$ (1,455,369,000)	$ (1,149,548,000)	$ (420,626,000)	$ (322,631,000)

Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 1,358,996,000	$ 1,090,554,000	$ 153,926,000	$ 92,376,000
Prior service cost (credit)	–	–	–	–
Total amount recognized	$ 1,358,996,000	$ 1,090,554,000	$ 153,926,000	$ 92,376,000
Weighted-average assumptions as of December 31				
Discount rate	4.30%	5.05%	4.30%	5.05%
Expected return on plan assets	7.50%	7.50%	N/A	N/A
Rate of compensation increase varies with age and averages	4.00%	4.00%	4.00%	4.00%

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of December 31, 2012 and 2011. The rate was assumed to decrease gradually to 5.0% for 2020 (5.0% for 2016 in 2011) and remain at the level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2012	2011	2012	2011
Components of net periodic benefit cost:				
Service cost	$ 67,727,000	$ 62,795,000	$ 18,080,000	$ 14,466,000
Interest cost	129,515,000	124,079,000	17,044,000	15,661,000
Expected return on plan assets	(114,857,000)	(116,831,000)	–	–
Amortization of prior service cost	–	3,675,000	–	(2,710,000)
Recognized actuarial loss	57,980,000	41,614,000	4,544,000	3,513,000
Net periodic benefit cost	**$ 140,365,000**	**$ 115,332,000**	**$ 39,668,000**	**$ 30,930,000**

The accumulated benefit obligation of the pension plan as of December 31, 2012 was $2,882,869,000 ($2,361,800,000 – 2011).

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year amounted to $92,701,000. The estimated net loss for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $8,474,000.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 9,697,000	$ (7,245,000)
Effect on postretirement benefit obligation	87,585,000	(76,425,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2012:

	Pension Benefits	Postretirement Medical Benefits
2013	$ 111,635,000	$ 7,341,000
2014	111,806,000	8,238,000
2015	118,849,000	9,188,000
2016	127,634,000	10,176,000
2017	134,451,000	11,295,000
2018–2022	822,908,000	74,341,000

Fair Value Disclosure

The fair value of the plan asset's financial instruments measured at fair value on a recurring basis as of December 31, 2012 and 2011 were reported based on the following:

		Fair Value Measurements		
	December 31, 2012	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 55,067,000	$ –	$ 55,067,000	$ –
Common/preferred stocks	384,190,000	384,169,000	–	21,000
Investment funds	675,728,000	675,728,000	–	–
Government or government-guaranteed securities	199,891,000	192,703,000	7,188,000	–
Corporate debt securities	196,759,000	178,647,000	8,538,000	9,574,000
Mortgage/Asset-backed securities:				
Mortgage-backed securities	58,589,000	31,489,000	27,087,000	13,000
Collateralized mortgage obligations	4,703,000	103,000	2,142,000	2,458,000
Asset-backed securities	1,372,000	–	1,372,000	–
Short term investments	88,108,000	21,483,000	66,625,000	–
Derivatives	(138,000)	265,000	(506,000)	103,000
Other asset/liabilities[a]—net	(23,210,000)	–	(23,210,000)	–
Total fair value of plan assets	$ 1,641,059,000	$ 1,484,587,000	$ 144,303,000	$ 12,169,000

[a] Includes receivables and liabilities carried at amounts that approximate fair value.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2012 and 2011

	December 31, 2011	Fair Value Measurements Level 1	Level 2	Level 3
Cash and cash equivalents	$ 27,171,000	$ –	$ 27,171,000	$ –
Common/preferred stocks	345,980,000	345,968,000	–	12,000
Investment funds	556,977,000	556,977,000	–	–
Government or government-guaranteed securities	190,652,000	180,808,000	4,723,000	5,121,000
Corporate debt securities	157,809,000	128,546,000	23,029,000	6,234,000
Mortgage/Asset-backed securities:				
Mortgage-backed securities	54,346,000	42,325,000	11,592,000	429,000
Collateralized mortgage obligations	7,355,000	121,000	2,391,000	4,843,000
Asset-backed securities	1,734,000	–	–	1,734,000
Short term investments	35,021,000	27,291,000	7,730,000	–
Derivatives	4,674,000	127,000	4,424,000	123,000
Other asset/liabilities[a]—net	(3,793,000)	–	(3,793,000)	–
Total fair value of plan assets	$ 1,377,926,000	$ 1,282,163,000	$ 77,267,000	$ 18,496,000

[a] Includes receivables and liabilities carried at amounts that approximate fair value.

The fair values of the Plan investments are provided by the Plan's global custodian from various independent pricing providers. The Plan's investment committee and SRP investment unit meets periodically and are involved in overseeing the activities and performance of the investment portfolios. The accounting division in coordination with SRP investment unit evaluates the fair value in determining the hierarchy level and ensuring that the valuation models are validated and are consistent from period to period. All investments including equity securities, fixed income securities and derivatives are valued using quoted market prices where available. Some prices provided by the pricing provider were valued using market observable and/or significant unobservable inputs. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government and government-guaranteed securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and forward currency contracts.

The table below provides details of transfers between Levels 1 and 2 for the years ended December 31, 2012 and 2011:

	2012		2011	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed securities				
Transfers into (out of)	$ (3,609,000)	$ 3,609,000	$ 11,957,000	$ (11,957,000)
Corporate debt securities				
Transfers into (out of)	14,530,000	(14,530,000)	38,458,000	(38,458,000)
Mortgaged/asset-backed securities				
Transfers into (out of)	(16,450,000)	16,450,000	12,336,000	(12,336,000)
	$ (5,529,000)	**$ 5,529,000**	**$ 62,751,000**	**$ (62,751,000)**

The inter-level transfers are attributed to the availability of market quotes.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2012 and 2011

The following tables present the changes in the carrying amounts of ADB's pension plan Level 3 financial assets and financial liabilities for the years ended December 31, 2012 and 2011:

	Investments				
	Common / preferred stocks	Government or government-guaranteed securities	Corporate debt securities	Mortgage / Asset-backed securities	Derivatives
Balance, December 31, 2011	$ 12,000	$ 5,121,000	$ 6,234,000	$ 7,006,000	$ 123,000
Total realized/unrealized (losses)/gains in:					
Net increase in net assets available for benefits	9,000	141,000	431,000	40,000	(20,000)
Purchases	–	–	1,822,000	–	–
Sales/Maturities	–	(4,203,000)	(394,000)	(449,000)	–
Settlement and others	–	–	(20,000)	(1,512,000)	–
Transfers into Level 3	–	(1,059,000)	1,501,000	(2,614,000)	–
Balance, December 31, 2012	$ 21,000	$ –	$ 9,574,000	$ 2,471,000	$ 103,000
Total unrealized gains (losses) included in income related to investments still held at the reporting date	$ 21,000	$ –	$ 436,000	$ 153,000	$ 103,000

	Investments				
	Common / preferred stocks	Government or government-guaranteed securities	Corporate debt securities	Mortgage / Asset-backed securities	Derivatives
Balance, December 31, 2010	$ –	$ –	$ –	$ –	$ –
Total realized/unrealized (losses)/gains in:					
Net increase in net assets available for benefits	(56,000)	384,000	(267,000)	107,000	123,000
Purchases	68,000	900,000	6,501,000	3,818,000	–
Sales/Maturities	–	–	–	–	–
Settlement and others	–	–	–	–	–
Transfers into Level 3	–	3,837,000	–	3,081,000	–
Balance, December 31, 2011	$ 12,000	$ 5,121,000	$ 6,234,000	$ 7,006,000	$ 123,000
Total unrealized gains (losses) included in income related to investments still held at the reporting date	$ (56,000)	$ 384,000	$ (267,000)	$ 107,000	$ 123,000

Transfers into and out of Level 3 in 2012 are attributed to the availability of observable inputs and in 2011 are primarily the result of refining ADB's valuation approach.

NOTE P—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated fair values of ADB's financial instruments as of December 31, 2012 and 2011 are summarized below:

	2012		2011	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments				
ASSETS:				
Due from banks	$ 263,441,000	$ 263,441,000	$ 187,989,000	$ 187,989,000
Investments (Note D)	23,778,015,000	23,778,015,000	21,508,269,000	21,508,269,000
Securities transferred under repurchase agreement	347,453,000	347,453,000	330,044,000	330,044,000
Securities purchased under resale arrangement	333,884,000	333,884,000	395,498,000	395,498,000
Loans outstanding (Note E)	52,837,145,000	54,082,216,000	49,759,260,000	51,378,685,000
Available for sale equity investments (Note G)	271,213,000	271,213,000	297,741,000	297,741,000
Receivable from swaps - borrowings (Note H)	32,418,962,000	32,418,962,000	31,373,104,000	31,373,104,000
Receivable from swaps - others (Note H)	9,171,987,000	9,171,987,000	6,220,207,000	6,220,207,000
Swap related collateral	2,155,150,000	2,155,150,000	1,942,954,000	1,942,954,000
Future guarantee receivable	21,725,000	21,725,000	13,857,000	13,857,000
LIABILITIES:				
Borrowings (Note J)	64,779,778,000	65,840,078,000	58,834,767,000	59,994,911,000
Payable for swaps - borrowings (Note H)	28,173,269,000	28,173,269,000	27,465,365,000	27,465,365,000
Payable for swaps - others (Note H)	8,979,653,000	8,979,653,000	6,576,366,000	6,576,366,000
Payable under securities repurchase agreement	350,416,000	350,416,000	330,820,000	330,820,000
Payable for swap related collateral	2,155,150,000	2,155,150,000	1,942,954,000	1,942,954,000
Guarantee liability	21,725,000	21,725,000	13,857,000	13,857,000

[a] The carrying amount for borrowings are inclusive of accrued interest.

	Estimated Fair Value	
	2012	2011
Off-balance sheet financial instruments:		
ASSETS:		
Future guarantee receivable	$ 15,016,000	$ 19,031,000
LIABILITIES:		
Guarantee liability	15,016,000	19,031,000

As of December 31, 2012 and 2011, ADB has no material assets or liabilities measured at fair value on a non-recurring basis.

NOTE Q—SPECIAL AND OTHER FUNDS

ADB's operations include special operations, which are financed from special funds resources. The OCR and special funds resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled regularly between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration (referred as trust funds). ADB charges administrative fees for external funds administered by ADB. The trust funds are restricted for specific uses including technical assistance to borrowers and for regional programs, grants for projects, and loans. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of trust funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and trust funds are not included in the assets of OCR. The breakdown as of December 31, 2012 and 2011 is as follows:

	2012		2011	
	Total Net Assets	No.	Total Net Assets	No.
Special Funds				
Asian Development Fund	$ 33,345,653,000	1	$ 33,054,725,000	1
Technical Assistance Special Fund	141,166,000	1	225,111,000	1
Japan Special Fund	98,072,000	1	94,133,000	1
Asian Development Bank Institute	10,337,000	1	9,836,000	1
Pakistan Earthquake Fund	4,427,000	1	4,553,000	1
Regional Cooperation and Integration Fund	1,651,000	1	4,143,000	1
Climate Change Fund	7,884,000	1	14,242,000	1
Asia Pacific Disaster Response Fund	10,254,000	1	12,360,000	1
Subtotal	33,619,444,000	8	33,419,103,000	8
Trust Funds (including project specific cofinancing)	1,752,357,000	92	1,527,241,000	91
Total	**$ 35,371,801,000**	**100**	**$ 34,946,344,000**	**99**

During the year ended December 31, 2012, a total of $9,796,000 ($9,088,000 – 2011) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in REVENUE From other sources—net.

NOTE R—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 variable interest entity (VIE) Subsections and is considered a VIE if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity's activities that most significantly impact entity's economic performance; or do not have the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

A VIE is consolidated by the primary beneficiary, which is the party that has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2012, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified 29 (13 – 2011) investments in VIEs in which ADB is not the primary beneficiary. These non-consolidated VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the finance, telecommunication, and energy sectors.

ADB's involvement with these non-consolidated VIEs includes loans, guarantees and equity investments. Based on the most recent available data from these VIEs at December 31, 2012, the assets of these non-consolidated VIEs totaled $59,671,198,000 ($1,795,139,000 – 2011).

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee.

	2012	2011
Carrying value of the ADB's Variable Interests		
Assets	$ 1,117,386,000	$ 397,165,000
Liabilities	6,516,000	8,125,000
Maximum Exposure to Loss in Nonconsolidated VIEs		
Loans	$ 936,925,000	$ 304,465,000
Equity Investments	225,443,000	84,575,000
Guarantees	133,416,000	157,945,000
Total	**$ 1,295,784,000**	**$ 546,985,000**

NOTE S—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended December 31, 2012 and 2011:

	2012		2011	
Country	Outstanding Balance	Revenue	Outstanding Balance	Revenue
People's Republic of China	$ 13,429,625,000	$ 199,942,000	$ 12,543,421,000	$ 215,674,000
Indonesia	9,590,007,000	171,934,000	10,044,028,000	168,538,000
India	11,685,507,000	123,514,000	10,721,780,000	82,133,000
Philippines	6,346,671,000	77,410,000	6,150,159,000	67,901,000
Pakistan	5,425,520,000	59,036,000	5,672,813,000	49,111,000
Others	9,213,959,000	195,509,000	7,592,869,000	125,994,000
Total	**$ 55,691,289,000**	**$ 827,345,000**	**$ 52,725,070,000**	**$ 709,351,000**

Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

For the year ended December 31, 2012, sovereign loans to three countries (two – 2011) generated in excess of 10 percent of revenue; this amounted to $189,246,000, $163,068,000, and $103,683,000 ($162,394,000 and $158,802,000 – 2011).

NOTE T—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after December 31, 2012 through March 8, 2013, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $2.6 billion in various currencies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$350,000,000 3.25% Notes due 20 July 2017

(to be consolidated, form a single series and be fungible with the existing N.Z.$250,000,000 3.25% Notes due 20 July 2017 issued on 20 July 2012 and the N.Z.$400,000,000 3.25% Notes due 20 July 2017 issued on 29 January 2013)

(under the N.Z.$5,000,000,000 Domestic Medium Term Note Programme)

Filed pursuant to Rule 3 of Regulation AD
Dated: 26 April 2013



Asian Development Bank

26 April 2013

SEC
Mail Processing
Section
APR 2 0 2013
Washington DC
401

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of N.Z.$350,000,000 3.25 per cent. Notes due 20 July 2017 (to be consolidated, form a single series and be fungible with the existing N.Z.$250,000,000 3.25% Notes due 20 July 2017 issued on 20 July 2012 and the N.Z.$400,000,000 3.25% Notes due 20 July 2017 issued on 29 January 2013) under its N.Z.$5,000,000,000 Domestic Medium-Term Note Programme.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MICHAEL T. JORDAN
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

www.adb.org

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$350,000,000 3.25% Notes due 20 July 2017 (the "Notes") (to be consolidated, form a single series and be fungible with the existing N.Z.$250,000,000 3.25% Notes due 20 July 2017 issued on 20 July 2012 and the N.Z.$400,000,000 3.25% Notes due 20 July 2017 issued on 29 January 2013) of the Asian Development Bank (the "ADB") under its N.Z.$5,000,000,000 Domestic Medium-Term Note Programme (the "Programme"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Programme dated 27 January 2010 (the "Information Memorandum"), and in the Pricing Supplement relating to the Notes dated 26 April 2013 (the "Pricing Supplement"), each of which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 15 June 2012, was filed under a report of the ADB dated 15 June 2012.

The registrar of the ADB with respect to the Notes is Computershare Investor Services Limited, at its office at Level 2, 159 Hurstmere Road, Takapuna, Auckland, New Zealand.

Item 2. Distribution of Obligations

See the Information Memorandum, pages ii and 46-49, and the Pricing Supplement.

As of 26 April 2013, the ADB entered into a Subscription Agreement, filed

herewith, with ANZ Bank New Zealand Limited and The Toronto-Dominion Bank (the "Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Dealers have severally agreed to purchase, a principal amount of the Notes aggregating N.Z.$350,000,000 for an issue price of 99.539568%, less management and underwriting fees and selling concessions of 0.116838%. The Notes will be offered for sale subject to issuance and acceptance by the Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 30 April 2013.

The Dealers propose to offer all the Notes to the public at the public offering price of 99.539568% plus 0.89779% on account of accrued interest for 100 days from and including 20 January 2013 to but excluding the settlement date.

The respective principal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
ANZ Bank New Zealand Limited..................	N.Z.$175,000,000
The Toronto-Dominion Bank	175,000,000
Total	N.Z.$350,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement, page 2.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.437358%*	0.116838%	100.32052%
Total	N.Z.$351,530,753	N.Z.$408,933	N.Z.$351,121,820

* 99.539568% plus 0.89779% accrued interest for the 100 days from and including 20 January 2013 to but excluding the settlement date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$50,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii) the Note Deed Poll in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iv) Registrar and Paying Agency Agreement in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Subscription Agreement dated 26 April 2013.

(d) (i) Information Statement dated 15 June 2012, previously filed under a report of the ADB dated 15 June 2012.

(ii) Pricing Supplement dated 26 April 2013.

Subscription Agreement

in relation to the

N.Z.$350,000,000 3.25 per cent. Notes due 20 July 2017

(to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.25 per cent. Notes due 20 July 2017 issued on 20 July 2012 and the N.Z.$400,000,000 3.25 per cent. Notes due 20 July 2017 issued on 29 January 2013)

Asian Development Bank

Issuer

and

ANZ Bank New Zealand Limited and The Toronto-Dominion Bank

each, a Dealer and a joint Lead Manager

Date 26 April 2013

This **Agreement** is made on 26 April 2013

between (1) Asian Development Bank (the **Issuer**)

and (2) ANZ Bank New Zealand Limited and The Toronto-Dominion Bank (each, a **Dealer** and a joint **Lead Manager**).

1. Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings, unless the context otherwise requires:

ANZ means ANZ Bank New Zealand Limited.

Agency Agreement means the Registrar and Payment Agency Agreement between the Issuer and the Registrar dated 27 January 2010.

Issue Date has the meaning given in clause 4.1.

Issue Notice means the document so entitled between the Registrar and the Issuer dated on or about the date of this Agreement.

Notes means the notes to be subscribed under this Agreement.

NZClear System means the system operated by the Reserve Bank of New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of the system (formerly known, and referred to in Programme Agreement, as the Austraclear New Zealand System).

Pricing Supplement has the meaning given in clause 4.2.

Programme Agreement means the programme agreement dated 27 January 2010 in relation to the N.Z.$5,000,000,000 New Zealand Domestic Medium-Term Note Programme of Asian Development Bank.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1.

TD Bank means The Toronto-Dominion Bank.

1.2 Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2. Appointment of Dealers

(a) **Appointment by Issuer**

In accordance with clause 14 of the Programme Agreement, the Issuer appoints ANZ and TD Bank to each act as a Dealer in respect of the Notes on the terms set out in the Programme Agreement.

(b) **Acceptance of appointment**

Each Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes.

(c) **Acknowledgement of termination of appointment**

Each Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealer that have arisen prior to such termination.

3. Acknowledgments by Dealers

Each Dealer acknowledges that it has received:

(a) **Copy of Programme Agreement**

a copy of the Programme Agreement; and

(b) **Copies of Information Memorandum**

a copy of the Information Memorandum for the Notes.

4. Subscription

4.1 Subscription

On 30 April 2013 or any other date as is agreed between the Issuer and the Dealers (the **Issue Date**):

(a) **Agreement to issue**

the Issuer agrees to issue and sell the Notes in accordance with this Agreement and the Programme Agreement; and

(b) **Agreement to subscribe severally**

each Dealer severally agrees to subscribe the Notes specified below by paying the Purchase Price for those Notes in immediately available funds in accordance with clause 4.5 of this Agreement.

Name of Dealer	**Principal amount of Notes to be subscribed**	**Purchase Price**
ANZ	N.Z.$175,000,000	N.Z.$175,560,910.00
TD Bank	N.Z.$175,000,000	N.Z.$175,560,910.00
TOTAL	**N.Z.$350,000,000**	**N.Z.$351,121,820.00**

4.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement (the **Pricing Supplement**) dated 26 April 2013 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) **Information Memorandum**

the Information Memorandum for the Notes;

(b) **Pricing Supplement**

the Pricing Supplement; and

(c) **Other documents**

any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this Agreement, the obligations of the Issuer and each Dealer under this Agreement are individual and independent and:

(a) **Obligation to comply remains**

the failure of one to comply with its obligations under this Agreement does not relieve the other of any of its obligations; and

(b) **No responsibility for failure of others**

one is not responsible for the failure of the other to comply with its obligations under this Agreement; and

(c) **Separate right to enforce**

each of them may separately enforce its rights against the other under this Agreement.

4.5 Payment

(a) **Agreement on how Purchase Price is payable to Issuer**

Notwithstanding clauses 4.1 and 4.4, each Dealer agrees that settlement shall take place on the following basis:

(i) ANZ will pay the aggregate Purchase Price (being, subject to paragraph (c) below, N.Z.$351,121,820.00) for the Notes to the Registrar through the NZClear System (via a delivery versus payment trade); and

(ii) pursuant to the Agency Agreement and the Issue Notice, the Issuer will procure that the Registrar delivers the aggregate principal amount of Notes being

subscribed for pursuant to clause 4.1(b) (being, subject to paragraph (c) below, N.Z.$350,000,000 Notes) to ANZ.

(iii) ANZ agrees to deliver to TD Bank the principal amount of Notes specified in column 2 under clause 4.1(b) beside TD Bank's name (being, N.Z.$175,000,000 Notes), against payment to ANZ from TD Bank of an amount equal to TD Bank's respective settlement amount specified in column 3 under clause 4.1(b) besides TD Bank's name (being, N.Z.$175,560,910.00) through the NZClear System or in any other manner agreed to between ANZ and TD Bank.

(b) **Obligation of Issuer to issue**

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligation to purchase the Notes in accordance with the other provisions of this Agreement.

(c) **Responsibility of non-defaulting Dealer**

If a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Dealer who has not become insolvent or unable to perform its obligations will take up and pay for, as nearly as practicable in proportion to its respective several underwriting commitment, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Dealer was originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Dealer and the Issuer for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Dealer shall be entitled to terminate this Agreement without any liability on the part of the non-defaulting Dealer. Nothing herein will relieve a defaulting Dealer from liability for its default.

5. Programme Agreement

For the purposes of the Programme Agreement:

(a) **Notes are defined**

the Notes are Notes as defined in the Programme Agreement; and

(b) **Subscription Agreement under Programme Agreement**

this Agreement is a Subscription Agreement; and

(c) **Dealers under Programme Agreement**

each Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) **Acceptance of appointment under Programme Agreement**

Each joint Lead Manager accepts its appointment as joint Lead Manager on the terms set out in the Programme Agreement.

6. Procedures

Notwithstanding clause 4.1(a) of the Programme Agreement, and without prejudice to clause 2, each Dealer acknowledges that the issue of Notes under this Agreement is an underwritten sale of Notes.

7. Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that each Dealer's obligation to subscribe and pay for the Notes on the Issue Date is subject to the satisfaction of the conditions precedent set out in clause 3.2 of the Programme Agreement.

7.2 Termination

If any of the conditions in clause 3.2 of the Programme Agreement is not satisfied or waived by the Issue Date, each Dealer may terminate this Agreement and each Dealer is released from its obligations under it.

8. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

9. Notices

(a) **Clause 18 applies**

Clause 18 of the Programme Agreement applies to this Agreement.

(b) **Communications to Dealers and joint Lead Managers**

However, any communication to a Dealer must be sent to the address (or facsimile number) of the relevant joint Lead Manager as set out in this Agreement.

(c) **Lead Managers to give copy to relevant Dealers**

Each joint Lead Manager must give a copy of any notice it receives under this clause to the relevant Dealer.

10. Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more of the parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

11. Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:



Michael T. Jordan
Assistant Treasurer



May Yap
Principal Counsel

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
Telephone	+632 632 4444
Facsimile	+632 632 4120
Attention	Assistant Treasurer, Funding Division, Treasury Department

The Toronto-Dominion Bank

by:

____

Name:

Title:

Address	60 Threadneedle Street London EC2R 8AP United Kingdom
Telephone	+44 20 7628 2262
Facsimile	+44 20 7628 1054
Attention	Head of Syndicate and Origination

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:

Michael T. Jordan
Assistant Treasurer

May Yap
Principal Counsel

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
Telephone	+632 632 4444
Facsimile	+632 632 4120
Attention	Assistant Treasurer, Funding Division, Treasury Department

The Toronto-Dominion Bank

by: 

Name: Thomas Irving

Title: Authorised Signatory
The Toronto-Dominion Bank

Address	60 Threadneedle Street London EC2R 8AP United Kingdom
Telephone	+44 20 7628 2262
Facsimile	+44 20 7628 1054
Attention	Head of Syndicate and Origination

SIGNED for **ANZ Bank New Zealand Limited**
under power of attorney in the presence of:



Signature of witness

JASON GREEN

Name of witness

BANKER

Witness occupation

WELLINGTON

Place of residence



Signature of attorney

DEAN SPICER

Name of attorney

21/4/13

Date of power of attorney

Address	Level 7 1 – 9 Victoria Street Wellington New Zealand
Telephone	+64 4 381 9884
Facsimile	+64 4 496 8642
Attention	Head of Debt Capital Markets

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I, Dean Spicer of Wellington, New Zealand, currently holding the position of Head of Capital Markets, Institutional NZ, of ANZ Bank New Zealand Limited (previously known as ANZ National Bank Limited), certify –

1. That on 29 October 2012, ANZ National Bank Limited changed its name to 'ANZ Bank New Zealand Limited'.

2. That by deed dated 1 October 2011, ANZ Bank New Zealand Limited of Wellington, New Zealand appointed me its attorney.

3. That I have not received notice of any event revoking the power of attorney.



Signed this 26th day of April 2013 .

Pricing Supplement

Series No.: NZD-003-02-1

Tranche No.: 3



ASIAN DEVELOPMENT BANK

N.Z.$5,000,000,000 Domestic Medium-Term Note Programme

Issue of

N.Z.$350,000,000 3.25 per cent. Notes due 20 July 2017

(to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.25 per cent. Notes due 20 July 2017 issued on 20 July 2012 and the N.Z.$400,000,000 3.25 per cent. Notes due 20 July 2017 issued on 29 January 2013)

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

This Pricing Supplement should be read in conjunction with the Conditions of the Notes as set out in the Information Memorandum.

1	Description of Notes:	Fixed Rate Notes
2	Issuer:	Asian Development Bank
3	Lead Managers and Dealers:	ANZ Bank New Zealand Limited The Toronto-Dominion Bank
4	Registrar and Paying Agent:	Computershare Investor Services Limited
5	Type of Issue:	Underwritten sale

6	Currency:	
	(a) of Denomination	New Zealand dollars (N.Z.$)
	(b) of payment	N.Z.$
7	Aggregate principal amount of Tranche:	N.Z.$350,000,000
8	If interchangeable with existing Series:	The Notes are to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.25 per cent. Notes due 20 July 2017 issued on 20 July 2012 and the N.Z.$400,000,000 3.25 per cent. Notes due 20 July 2017 issued on 29 January 2013
9	Issue Date:	30 April 2013
10	Issue Price:	99.539568 per cent. of the aggregate principal amount of the Tranche plus 0.897790 per cent. accrued interest from and including 20 January 2013 to but excluding the Issue Date
11	Denomination(s):	(a) Outside New Zealand, N.Z.$1,000 and integral multiples thereof, and (b) within New Zealand, N.Z.$100,000 and multiples of N.Z.$1,000 thereafter, subject to the requirement that the amount payable by each person who subscribes for Notes must be at least N.Z.$500,000
12	Rating:	
	Programme Rating:	As at the date of this Pricing Supplement, the Programme has been rated AAA by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
	Notes Rating:	As at the date of this Pricing Supplement, the Notes have been rated AAA by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
13	Business Day:	Wellington and Auckland
14	If the Notes are Fixed Rate Notes:	Condition 6 shall apply
	Fixed coupon amount:	N.Z.$16.25 per Note of N.Z.$1,000 denomination, payable semi-annually in arrears. The Interest Rate is fixed and will remain the same from the Issue Date until the Maturity Date
	Interest Rate:	3.25 per cent. per annum payable semi-annually (half the annual amount) in arrears
	Interest Commencement Date, if not Issue Date:	20 January 2013
	Interest Payment Dates:	20 January and 20 July in each year, beginning 20 July 2013, up to and including the Maturity Date

	Interest Period End Dates:	20 January and 20 July in each year, beginning 20 July 2013, with no adjustment
	Business Day Convention:	
	(a) for Interest Payment Dates:	Following
	(b) for Maturity Date:	Following
	(c) for Interest Period End Dates:	No adjustment
	(d) for any other dates:	Following
	Day Count Fraction:	NZ Govt Bond Basis
15	Redemption Amount:	Redemption at par
16	Early Redemption Amount:	Not applicable
17	Early Redemption Date (Call):	Not applicable
18	Early Redemption Date (Put):	Not applicable
19	Maturity Date:	20 July 2017
20	Record Date:	10 calendar days before each Interest Payment Date
21	Listing:	Not applicable
22	Any Clearing System other than the NZClear System:	Not applicable
23	ISIN:	NZADBDT003C3
24	Common Code:	080718888
25	Recent Developments:	Effective 2 January 2013, ADB's Board of Directors appointed Bruce Davis as Vice-President for Administration and Corporate Management. Further, effective the same date, Thierry de Longuemar is redesignated as Vice-President for Finance and Risk Management.

CONFIRMED

ASIAN DEVELOPMENT BANK

By: 

Name: Michael T. Jordan
Title: Assistant Treasurer
Date: 26 April 2013

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